UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number: 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage
St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F _X_ FORM 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_



Amdocs Limited is submitting its annual report to shareholders for the fiscal year ended September 30, 2005. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 Amdocs Limited Annual Report to Shareholders for the fiscal year ended September 30, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ THOMAS G. O'BRIEN

Thomas G. O'Brien
Treasurer and Secretary
Authorized U. S. Representative

Date: December 22, 2005

FELLOW AMDOCS SHAREHOLDER:

Transformation was, for Amdocs, the theme for fiscal year 2005. As transformation accelerated in the communication marketplace throughout the year, integrated customer management (ICM) emerged as the strategy for success.

Amdocs transformed, too. We strengthened our value proposition, expanded our reach and produced financial results beyond expectations. For the fiscal year ended September 30, 2005, Amdocs' revenue increased by 14.9% to cross the $2 billion mark. We achieved net income of $288.6 million or $1.35 per diluted share, compared to net income of $234.9 million, or $1.08 per diluted share, in fiscal year 2004. We are very pleased and satisfied with these numbers. However, they tell only part of the story.

In fiscal year 2005, Amdocs launched a revolutionary product portfolio, entered the broadband media market, strengthened our position in financial services and made a strong first step into China. The groundbreaking impact of fiscal year 2005 goes beyond annual earnings: we expanded our skill sets and the markets we address, and widened the gap between Amdocs and our competitors.

RISE OF THE INTENTIONAL CUSTOMER EXPERIENCE™

Even as we write this letter, the communication industry changes with each day's headlines. A consortium of cable operators including Comcast, Cox Communications and Time Warner agreed to sell cellular service using the wireless network of newly merged Sprint Nextel. Other high-profile unions were completed or announced: Cingular-AT&T Wireless, AT&T-SBC Communications, Verizon Communications-MCI, Telefonica-O_2, eBay-Skype. And traditional wireline players like AT&T (formerly SBC) and Verizon made progress on their plans to enter the TV space.

What's behind this convergence and consolidation? A technology shift and the need to find new sources of revenue. For wireline service providers, voice revenue continued to decline. In fact, by 2010, revenue from fixed-line voice service is expected to account for only 25% of the entire communications industry. Even the growth in wireless voice service has slowed. But the emergence of Internet Protocol (IP) technology is creating new opportunities. The digitalization of content – video, music, games, ringtones, email and even voice service – has presented a readily available and in-demand source of revenue for communication service providers. It has also created additional complexity as providers generate the hundreds of new services required to compete. And it has attracted new competition: telcos into entertainment, cable into telephony.

As the concept of content expands and as consumer demand for it increases, we believe providers' investments in technologies that enable the deployment and bundling of content services will also expand and increase. Industry watchers estimate that worldwide communication and media companies' IT spending will increase by 6% from 2003 to 2008. However, in fiscal year 2005, Amdocs' revenue grew 14.9% – more than twice the rate of the market. We believe that, with our leadership in enabling a customer-focused ICM strategy and in the enabling technologies for new IP-based services, we can maintain this growth.

Many media and industry analysts agree that ICM is critical to success in this evolving market – particularly as it helps service providers create and deliver a differentiating, intentional customer experience. For example, according to Gartner, by 2010, 15% of organizations will move into the realm of intent-driven customer strategies, creating a discernable gap in performance between themselves and competitors that have not progressed to this level.

We believe our ICM vision positions Amdocs for continued growth. And we believe our track record of new and expanded engagements and successful deployments in fiscal year 2005 helps illustrate not only the power of ICM in a converged, consolidating market, but also the elemental importance of the intentional customer experience for providers across the globe. Among the year's highlights are:

AT&T INC. (US)

AT&T Inc., formerly known as SBC Communications Inc., awarded a multi-million dollar, multi-year contract to Amdocs to support Project Lightspeed, an initiative to deliver IP-based services, including IPTV, to more than 18 million households by 2008. The Amdocs solution includes Amdocs billing, customer relationship management (CRM), ordering, payment and mediation products, combined with Amdocs consulting and systems integration services.

ELISA (FINLAND)

Elisa, a pace setter in the cutting-edge Finnish telecom market, where wireless penetration exceeds 100%, named Amdocs its system integrator to support the implementation of the Amdocs 6 product portfolio to replace its several existing billing, CRM and ordering systems with a single platform across its wireline, pre-and post-paid wireless, and IP broadband lines of business.

SVYAZINVEST (RUSSIA)

In Russia's largest billing modernization project, Svyazinvest, the former Russian telecom utility, is revolutionizing communications. It engaged Amdocs, in conjunction with IBM and select local partners, to modernize the multiple billing and customer care systems that support its more than 35 million wireline subscribers. Together, we will replace Svyazinvest's 186 billing systems with a platform of Amdocs billing, CRM, ordering, self service and partner manager systems, and will also provide ongoing maintenance services post-implementation.

BEIJING MOBILE (CHINA)

In a joint project with HP, Amdocs was chosen to provide integrated billing for Beijing Mobile, a subsidiary of China Mobile Communication Corporation, the largest mobile company in the world with more than 200 million subscribers.

NEXTEL (US)

Prior to the announcement of its merger with Sprint, Nextel successfully deployed Amdocs' CRM product, integrated with the existing Amdocs billing product, as part of a strategic initiative to enhance the customer experience for more than 15 million subscribers.

CINGULAR WIRELESS (US)

Amdocs is playing a significant role in helping Cingular Wireless to convert AT&T Wireless subscribers to Cingular's Amdocs-based platforms.

DELIVERING ON OUR STRATEGY: PRODUCTS, SERVICES & SOLUTIONS

Customer wins and completed projects fuel our growth, and continued innovation helps sustain it. In 2005, we brought to market a comprehensive set of products and services, combined with strategic partnerships, which deliver on the ICM vision and substantially address all carrier business-process needs across the customer lifecycle.

AMDOCS 6

In February, we unveiled our Amdocs 6 product portfolio – a most significant launch. With integrated, yet modular products – many repackaged or renamed to strengthen and reinforce the Amdocs brand – Amdocs 6 gives us a true best-of-suite advantage. It integrates, for the first time, front-and back-end functionality and combines billing, CRM, self service and content revenue management with order management, operations support, and mediation capabilities. We believe its open, standards-based architecture, technical platform integration and synchronized releases will drive down implementation and maintenance costs for customers, improving value.

We will continue to invest in our portfolio and its components through in-house product development and, where appropriate, acquisition or partnership. Amdocs has invested more than $390 million in research and development over the last three years, and we are already planning for and investing development dollars in Amdocs 7.

SERVICES

While services have always been a part of the value Amdocs brings to our work with communication service providers, the Amdocs Consulting Services Division, established in 2004 to deliver a range of strategy, consulting and systems integration (SI) services, took that proficiency to a new level in 2005. The division successfully completed its first project, with Vodafone Hungary, and the company subsequently purchased Amdocs' self service product. This first-of-its-kind SI project – and incremental sale – shows how consulting services can help us cultivate our trusted advisor status. In addition to this win and services deals at Elisa, AT&T (formerly SBC), Cingular and others, Telia Mobile Denmark selected Amdocs as prime systems integrator to consolidate its legacy billing and customer care systems and migrate former Orange subscriber information to an Amdocs platform.

We believe the success of our consulting services is due to our well-known strength in software delivery and our uniqueness in the market. Unlike most large-scale competitors, we have deep industry knowledge and product intimacy – we own the products and their roadmaps. We often have long-term customer intimacy and, through consulting, can take total project accountability, as customers have requested, bringing great value in a short time with low risk.

Our services portfolio focuses on enabling an ICM strategy, which we consider another distinct advantage. It includes the ICM Benchmark Service, optimization and improvement services for contact center and other business processes, and implementation services for business support system (BSS) and operations support system (OSS) applications.

SOLUTIONS

Amdocs solutions combine our products, services and, where appropriate, partner offerings to address our customers' most critical business issues to create timely business advantage through faster, more efficient implementation and faster time to market. In fiscal year 2005, we launched solutions supporting IP convergence for IPTV (in partnership with Microsoft and Alcatel), customer intelligence and segmentation (with business intelligence leader SAS), and service fulfillment from order to activation. Our solutions focus will continue in fiscal year 2006 with convergence solutions for cable and satellite and another for service assurance.

DELIVERING ON OUR STRATEGY: LINES OF BUSINESS

Amdocs made continued progress in two new lines of business in fiscal year 2005: broadband cable and satellite, and financial services.

BROADBAND CABLE & SATELLITE

We believe Amdocs can assist cable and satellite providers seeking to move into the communications space long-supported by Amdocs' back-office systems. In July, Amdocs acquired DST Innovis, a leading provider of customer care and billing solutions to broadband media companies, propelling us to a leadership position in this vital market. DST Innovis' impressive customer list includes DIRECTV, Comcast and other top-tier U.S. providers, and its systems support more than 37 million subscribers worldwide. Within the first 90 days of acquisition, we were able to declare integration of the former DST Innovis and its top-drawer talent into the Amdocs organization, and finalize a product roadmap combining the innovation and insight of both companies.

FINANCIAL SERVICES

Maximizing products per customer is seen as the "holy grail" for banks, however they average just 1.5 to 2 products per customer – an inefficient ratio for any institution seeking growth and greater wallet-share. We believe an ICM strategy can help banks evolve to increase efficiency, speed new products and product bundles to market, and grow customer value.

In 2005, the Amdocs Financial Services Division retained experienced leadership from the financial services industry. We developed a differentiating market strategy supported by a services/solution framework to address the fundamental issues facing banks. As part of our first financial services engagement, we successfully converted the many millions of business and consumer retail banking accounts of ABN AMRO, a major international bank, to Amdocs banking technology. We anticipate further expansion into financial services, with new wins and tailored offerings on the horizon.

DELIVERING ON OUR STRATEGY: NEW GEOGRAPHIES

With operations in more than 50 countries, Amdocs is a global company. In 2005, we further broadened our scope to include China and Russia – two strategic geographies.

CHINA

China is the world's largest and fastest-growing telecom market. Nearly 335 million people – 26% of the country's massive population of 1.3 billion – have wireless service. From 2003 to 2008, industry analysts estimate the mobile subscriber base will grow at a compound annual growth rate of more than 10% and the fixed subscriber base by more than 8%. It is a tremendous opportunity for communication service providers – and for Amdocs.

In August, after landing new business with Beijing Mobile, we acquired Longshine Information Technology Company, which has provided billing, customer care, business intelligence and settlement systems, and associated integration and implementation services to Chinese telcos since 1996. The former Longshine and its nearly 900 professionals, experienced in the delivery of customer care and billing systems, operate as a business unit within Amdocs.

RUSSIA

Nearly twice the size of the United States and spanning 11 time zones, Russia is the world's largest country in terms of area. Only 25% of its 143 million citizens have a home phone; an estimated 4 million Russians are on the waiting list for a phone and it is estimated that more than 50,000 communities are still without a main line. Cellular penetration leapt from 1% in 1999 to 39% in 2004, making Russia's wireless growth – and market opportunity – second only to China's.

In addition to our win with giant Svyazinvest, our customers in Russia in 2005 include: VimpelCom, which successfully completed the roll-out of Amdocs CRM across 65 regions in Russia, and now has fully integrated its billing and CRM systems and optimized its customer service business processes; and Sonic Duo (MegaFon-Moscow), the first all-Russian mobile operator, which chose the Amdocs CRM solution to support its growing subscriber base of more than 2 million.



BRUCE K. ANDERSON
DOV BAHARAV

GROWING OUR BUSINESS THROUGH ICM

We made many investments in our business this fiscal year – ongoing R&D, and acquisitions to expand our offerings and addressable markets. We made another kind of investment in our business on October 1, 2005 – the first day of fiscal year 2006 – when we implemented a new organizational structure. With on-site, near-site and off-site work sourcing, this change will enable us to be more aligned and efficient, and to fully leverage our global resources to the benefit of our customers, our employees and our own bottom line.

In our day-to-day business, through the efforts of some 13,000 employees worldwide, Amdocs touches more than 1 billion consumers and business users each day – the end-customers of the service providers we serve. We seek to transform the quality of those interactions.

Through continued innovation, and ongoing refinement and application of the principles of an ICM strategy, we believe we can help service providers deliver a differentiating, intentional customer experience and build stronger, more profitable relationships with their customers, no matter how the industry changes. This remains our company mission and strategy, and is our mantra for continued growth. On this, we are confident we will deliver.

Thank you for your support in making fiscal year 2005 a year of strong growth, execution and results.

BRUCE K. ANDERSON
Chairman of the Board,
Amdocs Limited

December 5, 2005

D. Baharav

DOV BAHARAV
President and Chief Executive Officer,
Amdocs Management Limited;
Director, Amdocs Limited

AMDOCS FINANCIAL HIGHLIGHTS AND BUSINESS OVERVIEW

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA (all data in thousands, except per share data)

	2005	2004	2003
Total Revenue	**$2,038,621**	$1,773,732	$1,483,327
Operating Income (1)	**$ 338,492**	$ 296,200	$ 210,418
Net Income (1)(2)	**$ 288,636**	$ 234,860	$ 168,883
Net Cash from Operating Activities	**$ 381,751**	$ 344,404	$ 391,831
Diluted Earnings Per Share (1)(2)	**$ 1.35**	$ 1.08	$ 0.77

REVENUE ($ millions)


2002
2003
2004
2005

QUARTERLY REVENUE ($ millions)


600
540
480
420
360
300
240
180
120
60
0
Q4/04
Q1/05
Q2/05
Q3/05
Q4/05

OPERATING INCOME ($ millions)(3)


350
315
280
245
210
175
140
105
70
35
0
2001
2002
2003
2004
2005

DILUTED EPS ($)(2)(3)


2002
2003
2004
2005

CASH BALANCES ($ millions)(4)


1,400
1,260
1,120
980
840
700
560
420
280
0
2001
2002
2003
2004
2005

R&D INVESTMENT ($ millions)


160
144
128
112
96
80
64
48
32
16
0
2001
2002
2003
2004
2005

(1) Includes amortization of purchased intangible assets, in 2005 write-off of purchased in-process research and development and other acquisition related costs, in 2005 and 2003 restructuring charges, and in 2003 the cumulative effect for the Company's 10% share in Certen Inc.'s pre-acquisition results.

(2) Includes related tax effect.

(3) Includes amortization of purchased intangible assets, in 2002 and 2001 amortization of goodwill, in 2005 other acquisition related costs, in 2003 the cumulative effect for the Company's 10% share in Certen Inc.'s pre-acquisition results, in 2005 and 2002 write-offs of purchased in-process research and development related to acquisitions, and in 2005, 2003 and 2002 restructuring charges.

(4) Includes short-term interest-bearing investments.

BUSINESS OVERVIEW

FOUNDED
1982

STOCK
AMDOCS STOCK IS TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL DOX (NYSE:DOX). AMDOCS WENT PUBLIC IN JUNE 1998.

REVENUE
$2.039 BILLION IN FISCAL YEAR 2005

R&D INVESTMENT
$144.5 MILLION IN FISCAL YEAR 2005

CUSTOMERS
AMDOCS' CUSTOMER BASE INCLUDES SERVICES COMPANIES IN MORE THAN 50 COUNTRIES WORLDWIDE.

GLOBAL PRESENCE
AMDOCS HAS DEVELOPMENT AND SUPPORT CENTERS IN BRAZIL, CANADA, CHINA, CYPRUS, INDIA, IRELAND, ISRAEL AND THE USA.

MARKET POSITION
AMDOCS IS THE TRUSTED ADVISOR THAT ENABLES INTEGRATED CUSTOMER MANAGEMENT AND THE DELIVERY OF AN INTENTIONAL CUSTOMER EXPERIENCE™.

AMDOCS UNIQUELY COMBINES COMPREHENSIVE SERVICES, A PORTFOLIO OF INDUSTRY-LEADING PRODUCTS, AND UNRIVALED DELIVERY SKILLS AND EXPERTISE TO HELP SERVICE PROVIDERS TRANSFORM INTO DYNAMIC, CUSTOMER-CENTRIC BUSINESSES. THROUGH STRATEGIC INTEGRATION OF OUR MODULAR PRODUCTS, AMDOCS ADDRESSES THE ENTIRE CUSTOMER LIFECYCLE (TARGET-SELL-DELIVER-BILL-SUPPORT) AND REMOVES PROCESS BARRIERS TO DELIVERING AN INTENTIONAL CUSTOMER EXPERIENCE. THE RESULTS ARE STRONGER, MORE PROFITABLE CUSTOMER RELATIONSHIPS – A MORE LOYAL CUSTOMER BASE AND HIGHER REVENUE PER CUSTOMER – GREATER EFFICIENCIES TO REDUCE COSTS, IMPROVED AGILITY TO SPEED TIME TO MARKET FOR NEW PRODUCTS AND SERVICES, AND AN IMPROVED BOTTOM LINE.

PRODUCTS
MAIN AMDOCS PRODUCT AREAS ARE:

- AMDOCS BILLING
- AMDOCS CRM
- AMDOCS ORDERING
- AMDOCS MEDIATION
- AMDOCS CONTENT REVENUE MANAGEMENT
- AMDOCS SERVICE FULFILLMENT

SERVICES
AMDOCS SERVICES ACCELERATE THE JOURNEY TOWARD ACHIEVING INTEGRATED CUSTOMER MANAGEMENT. THEY INCLUDE:

- AMDOCS CONSULTING SERVICES
- AMDOCS ICM IMPLEMENTATION AND INTEGRATION SERVICES
- AMDOCS LEARNING SERVICES AND WORKFORCE READINESS SERVICES
- AMDOCS SYSTEM INTEGRATION TESTING SERVICES
- AMDOCS SOFTWARE SUPPORT SERVICE
- AMDOCS MANAGED SERVICES AND OUTSOURCING

SOLUTIONS
AMDOCS SOLUTIONS COMBINE AMDOCS PRODUCTS AND SERVICES, AND PARTNER OFFERINGS TO FACILITATE RAPID IMPLEMENTATION OF A PROVEN APPROACH TO SOLVING CRITICAL CUSTOMER BUSINESS ISSUES. THEY INCLUDE:

- AMDOCS CUSTOMER-CENTRIC SERVICE ASSURANCE SOLUTION
- AMDOCS IP CONVERGENCE SOLUTION FOR IPTV
- AMDOCS ORDER-TO-ACTIVATION SOLUTION
- AMDOCS CONVERGENCE SOLUTION FOR CABLE
- AMDOCS CONVERGENCE SOLUTION FOR SATELLITE
- AMDOCS ACTIONABLE CUSTOMER INTELLIGENCE SOLUTIONS

SELECT CUSTOMERS

N AMRO
NUNCIOS EN DIRECTORIOS SA
&T*
JING MOBILE COMMUNICATION
GACOM
CANADA
MOBILITY
SOUTH
SOUTH ADVERTISING
& PUBLISHING
ZEO
T
C
LCOM ISRAEL
NTURYTEL
INA MOBILE
INA NETCOM
INA TELECOM
INA UNICOM
GULAR WIRELESS
CAST
TAL CONSORS SA
ECH TELECOM
RO
MOTE
X MEDIA
ECTV
ICOM

ELISA
EQUANT
EXCELCOM
FAR EASTONE
TELECOMMUNICATIONS
FRANCE CITEVISION
MEGAFON-MOSCOW
OBILEKOM AUSTRIA
NEUF CEGETEL
NEXTEL**
NEXTEL PARTNERS
IRELAND
CABLEUROPA SAU
PTUS
RANGE COMMUNICATIONS SA
NNON GSM
ARTNER COMMUNICATIONS
ELEPHONE
H. DONNELLEY
OMTELECOM
BC COMMUNICATIONS*
BC DIRECTORY OPERATIONS*
FR GROUP
INOFON
PRINT**
VYAZINVEST
SUNRISE
LEFÓNICA DE ESPAÑA

TELEKOM AUSTRIA
TELIA MOBILE DENMARK
TELKOM SOUTH AFRICA
TELUS COMMUNICATIONS
TELUS MOBILITY
T-MOBILE AUSTRIA
T-MOBILE CZECH REPUBLIC
T-MOBILE INTERNATIONAL AG & CO
T-MOBILE UK
T-MOBILE USA
TV CABO
US CELLULAR
VERIZON COMMUNICATIONS
VERIZON COMMUNICATIONS
INTERNATIONAL
VERIZON INFORMATION SERVICES
VIMPELCOM
VODAFONE AUSTRALIA
VODAFONE D2
VODAFONE HUNGARY
VODAFONE IRELAND
VODAFONE KK
VODAFONE ITALY
VODAFONE NETHERLANDS
VODAFONE SPAIN
VODAFONE ROMANIA
VODAFONE UK
WIND TELECOMMUNICAZIONI SPA

*SBC COMMUNICATIONS IS NOW AT&T **SPRINT AND NEXTEL ARE NOW SPRINT NEXTEL

AMDOCS FINANCIAL REVIEW

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect," "anticipate," "believe," "seek," "estimate," "project," "forecast," "continue," "potential," "should," "would," "could" and "may," and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

In this section, we discuss the general financial condition and the results of operations for Amdocs Limited and its subsidiaries, including:

- the factors that affect our business,
- our revenue and costs for the fiscal years ended September 30, 2005, 2004 and 2003,
- the reasons why such revenue and costs were different from year to year,
- the sources of our revenue,
- how all of this affects our overall financial condition,
- our capital expenditures for the fiscal years ended September 30, 2005, 2004 and 2003, and
- the sources of our cash to pay for future capital expenditures and possible acquisitions.

In this section, we also analyze and explain the annual changes in the specific line items in our consolidated statements of income. You should read this section in conjunction with our consolidated financial statements and the notes thereto, which follow.

OVERVIEW OF BUSINESS AND TREND INFORMATION

We combine software and services with business knowledge to accelerate the adoption of integrated customer management by service providers. Our market focus is primarily the Tier 1 and Tier 2 communications industry, and we are a leading provider of software products and services to that industry. Our addressable market has been expanded to include broadband media cable and satellite companies, which we refer to as the Broadband Industry, as a result of our recent acquisition of DST Innovis. The acquisition not only enlarges our customer base, but also allows us to offer a broader set of solutions to customers in the Broadband Industry. We are also leveraging our experience by working with service providers in the financial services sector, since certain of the challenges faced by companies in this sector are similar to those of communications service providers. Our products and services help our customers move toward an integrated approach to customer management, which we refer to as Integrated Customer Management, or ICM. Our portfolio of product offerings includes billing, customer relationship management, or CRM, order management, service fulfillment, mediation, and content revenue management products, which we collectively refer to as Integrated Customer Management Enabling Systems, or ICM Enabling Systems. In the past, we referred to ICM Enabling Systems as CC&B Systems. In fiscal 2005, our total revenue was $2,038.6 million. Revenue attributable to the sale of ICM Enabling Systems was $1,776.5 million, or 87.1%, of our total revenue.

Our portfolio also includes a full range of directory sales and publishing systems, which we refer to as Directory Systems, for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

We have designed ICM Enabling Systems to meet the mission-critical needs of leading communications service providers throughout the entire customer lifecycle. We support different lines of business, including wireline, wireless, cable and satellite, and a wide range of communications services, including voice, video, data, Internet Protocol ("IP") broadband, content, electronic and mobile commerce and IP-based services. We also support companies that offer multiple service packages that are commonly referred to as bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for systems support, we also provide information technology, or IT, services, including extensive consulting, business strategy, system implementation, training, integration, modification, ongoing support, enhancement and maintenance services. In addition, we offer Managed Services, which include services such as system modernization and consolidation, the operation of data centers, ongoing support, maintenance services, system modification, the provision of rating and billing services and communications facility management services, in all cases on either or a combination of a fixed or unit charge basis to our customers.

We believe we are a leading global provider of ICM Enabling Systems. We provide a broad set of products, with proven functionality and scalability, accompanied by a comprehensive range of business consulting, system implementation and integration services.

We believe that demand for our ICM Enabling Systems is driven by, among other key factors:

- global use of communications services,
- emergence of new communications products and services, especially video, broadband, data and content services and IP convergence services, such as Internet Protocol Television, or IPTV, Voice over IP, or VoIP and services based on IP Multimedia Subsystem systems,
- technological changes, such as the introduction of 3G wireless technology, next-generation content systems, and WiFi and WiMax based access technologies,
- ongoing consolidation within the communications industry,
- continued convergence of communications services, broadband cable and satellite industries,
- business needs of communications service providers to reduce costs and retain high value customers in a highly competitive environment, and
- a shift from in-house management to vendor solutions.

We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their customers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our ICM Enabling Systems to improve customer satisfaction, loyalty, profitability and overall productivity.

Revenue from Managed Services arrangements is included in both license and service revenue from the sale of ICM Enabling Systems and Directory Systems. Managed Services projects are a significant part of our business, accounting for approximately 40% of our fiscal 2005 and 2004 revenues and generating substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire life of the relationships.

We conduct our business globally, and, as a result, we are subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. In fiscal 2005, customers in North America accounted for 68.3% of our revenue, while customers in Europe and the rest of the world accounted for 24.0% and 7.7%, respectively. Recently we expanded our operations in China as a result of the acquisition of Longshine Information Technology Company, Ltd., or Longshine, a leading vendor of customer care and billing software in China. We maintain development facilities located in Canada, Cyprus, India, Ireland, China, Israel and the United States.

The telecommunications industry is being transformed by continued consolidation and the convergence of the telecommunications, broadband cable and satellite industries. We believe consolidation and convergence are accelerating carriers' needs to operate systems at significantly lower costs, and we believe we have positioned ourselves to take advantage of these trends. At the same time, the acquisition of DST Innovis has expanded our addressable markets and propelled us, we believe, into a leadership position in the Broadband Industry. As a result, and despite the uncertainties that still exist in the market, including those associated with the consolidation in the industry, we expect continued growth in fiscal 2006.

ACQUISITIONS

As part of our strategy, we may continue to pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

On July 1, 2005, we acquired from DST Systems, Inc., which we refer to as DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis Inc. and DST Interactive, Inc. We refer to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies. The purchase price for DST Innovis was approximately $237.5 million. We believe that this acquisition has positioned us to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM. DST Innovis contributed approximately $51.4 million to our revenue in fiscal 2005. We are continuing to integrate the DST Innovis products into our ICM Enabling Systems and to expand our ICM Enabling Systems offerings to the Broadband Industry.

In connection with the DST Innovis acquisition, we signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support, and DST is expected to be selected as the provider of these services for additional Amdocs customers in North America.

On August 3, 2005, we acquired Longshine, a privately-held leading vendor of customer care and billing software in China, which counts three of China's four largest communications service providers among its customers. This acquisition enables us to offer our products and services to Chinese service providers, and we believe it will allow us to expand our presence in this large and fast growing market. The purchase price for Longshine was approximately $34.1 million. We may also be obligated to pay up to approximately $16.0 million, in additional purchase price, over the next two years based on the achievement of specified performance targets.

Please see Note 3 to the consolidated financial statements included in this Annual Report.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our research and development activities involve the development of new software architecture, modules and product offerings in response to an identified market demand, either as part of our internal product development programs or in conjunction with a customer project. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications markets and to provide new and enhanced functionality to our existing product offerings. Research and development expenditures were $144.5 million, $126.4 million and $119.3 million in the fiscal years ended September 30, 2005, 2004 and 2003, respectively, representing 7.1%, 7.1% and 8.0%, respectively, of our revenue in these fiscal years.

While we continue to upgrade our existing systems, we also devoted significant research and development efforts in fiscal 2005 to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, in February 2005 we launched a comprehensive portfolio of products, which we refer to as Amdocs 6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products.

The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to directory solutions. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. In the near-term, we intend to continue to make substantial investments in our research and development activities. We believe that this ongoing investment will position us to capitalize on future potential opportunities in the communications industry.

Our software and software systems are largely comprised of software and systems that we have developed or acquired and that we regard as proprietary. Our software and software systems are the results of long and complex development processes, and although our technology is not significantly dependent on patents or licenses from third parties, certain aspects of our products make use of readily available software components that we license from third parties. As a developer of complex software systems, third parties may claim that portions of our systems violate their intellectual property rights. The ability to develop and use our software and software systems requires knowledge and professional experience that we believe is unique to us and would be very difficult for others to independently obtain, however, our competitors may independently develop technologies that are substantially equivalent or superior to ours. We are taking several measures to establish and protect our proprietary rights in our products and technologies from third-party infringement. We rely upon a combination of trademarks, patents, contractual rights, trade secret law, copyrights, nondisclosure agreements, we enter into non-disclosure and confidentiality agreements with our customers, employees and marketing representatives and with certain contractors with access to sensitive information and we also limit customer access to the source code of our software and software systems.

OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

In the fourth quarter of fiscal 2005, we commenced a series of measures designed to align our operational structure to our expected future growth, to allow better integration of our recent acquisitions of DST Innovis and Longshine and to improve efficiency. As part of this plan we recorded a charge of $8.1 million in connection with the termination of employment of software and information technology specialists and administrative professionals. The employee terminations occurred at various locations around the world.

In connection with the DST Innovis acquisition, we commenced integration activities that included a plan to exit specific research and development activities and to terminate employees associated with these activities. The liability associated with this plan, which was recorded as part of the purchase accounting, consisted of $6.3 million associated with employee separation costs and $7.8 million associated with assumed contractual and other obligations.

During the first quarter of fiscal 2005, we decreased the accrual related to our unused facilities, recorded in connection with our cost reduction program in 2002, by approximately $1.8 million due to changes in previous estimates.

During the fourth quarter of fiscal 2004, we increased the accrual related to our unused facilities in Stamford, Connecticut by approximately $4.0 million to reflect the current subleasing market in Stamford.

For more information on our operational efficiency and cost reduction programs, see Notes 3 and 21 to the consolidated financial statements included in this Annual Report.

OPERATING RESULTS

The following table sets forth for the fiscal years ended September 30, 2005, 2004 and 2003 certain items in our consolidated statements of operations reflected as a percentage of total revenue:

	Year ended September 30,		
	2005	2004	2003
REVENUE:			
License	**4.9%**	4.3%	4.4%
Service	**95.1**	95.7	95.6
	100.0	100.0	100.0
OPERATING EXPENSES:			
Cost of license	**0.2**	0.3	0.4
Cost of service	**63.4**	63.0	61.2
Research and development	**7.1**	7.1	8.0
Selling, general and administrative	**11.3**	11.9	13.9
Amortization of purchased intangible assets	**0.8**	1.0	1.4
Restructuring charges, in-process research and development, and other	**0.6**	—	0.9
	83.4	83.3	85.8
OPERATING INCOME	**16.6**	16.7	14.2
Interest income and other, net	**1.1**	0.3	1.0
Income before income taxes	**17.7**	17.0	15.2
Income taxes	**3.5**	3.7	3.8
NET INCOME	**14.2%**	13.3%	11.4%

FISCAL YEARS ENDED SEPTEMBER 30, 2005 AND 2004

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2005, compared to the fiscal year ended September 30, 2004. Following the table is a discussion and analysis of our business and results of operations for such years.

	Year ended September 30,		Increase (Decrease)	
	2005	2004	Amount	%
	(in thousands)			
REVENUE:				
License	**$ 100,044**	$ 76,586	$ 23,458	30.6
Service	**1,938,577**	1,697,146	241,431	14.2
	2,038,621	1,773,732	264,889	14.9
OPERATING EXPENSES:				
Cost of license	**4,083**	5,022	(939)	(18.7)
Cost of service	**1,291,572**	1,117,810	173,762	15.5
Research and development	**144,457**	126,407	18,050	14.3
Selling, general and administrative	**232,066**	210,384	21,682	10.3
Amortization of purchased intangible assets	**15,356**	17,909	(2,553)	(14.3)
Restructuring charges, in-process research and development and other	**12,595**	—	12,595	—
	1,700,129	1,477,532	222,597	15.1
OPERATING INCOME	**338,492**	296,200	42,292	14.3
Interest income and other, net	**22,303**	4,903	17,400	354.9
Income before income taxes	**360,795**	301,103	59,692	19.8
Income taxes	**72,159**	66,243	5,916	8.9
NET INCOME	**$ 288,636**	$ 234,860	$ 53,776	22.9

Revenue. Total revenue increased by $264.9 million, or 14.9%, in fiscal 2005 to $2,038.6 million from $1,773.7 million in fiscal 2004. Approximately 32.0% of the increase in total revenue in fiscal 2005 was due to an increase in business related to Managed Services customers, approximately 19.4% was attributable to revenue contributed by DST Innovis and the remainder was attributable to additional revenue from existing and new customers.

License and service revenue from the sale of ICM Enabling Systems was $1,776.5 million for fiscal 2005, an increase of $239.5 million, or 15.6%, from fiscal 2004. Approximately 23.2% of the increase was attributable to revenues from Managed Services customers. Approximately 21.5% of the increase was attributable to revenues contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 87.1% and 86.7% of our total revenue in fiscal 2005 and 2004, respectively. The demand for our ICM Enabling Systems is primarily driven by the need for communications service providers to continue to integrate their billing, CRM and order management systems into Integrated Customer Management products and services.

License and service revenue from the sale of Directory Systems was $262.1 million for fiscal 2005, an increase of $25.3 million, or 10.7%, from fiscal 2004. Approximately 88.2% of the increase in Directory Systems revenue in fiscal 2005 was attributable to an increase in business related to Managed Services customers and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of Directory Systems represented 12.9% and 13.3% of our total revenue in fiscal 2005 and 2004, respectively. We believe that we are a leading provider of Directory Systems in most of the markets we serve. We expect that our revenue from Directory Systems in absolute amount will slightly increase in fiscal 2006.

In fiscal 2005, revenue from customers in North America, Europe and the rest of the world accounted for 68.3%, 24.0% and 7.7%, respectively, of total revenue compared to 65.9%, 27.1% and 7.0%, respectively, for fiscal 2004. Approximately 35.9% of the increase in revenue from customers in North America was attributable to Managed Services agreements, approximately 21.9% of the increase was attributable to revenues contributed by DST Innovis, and the remainder was attributable to additional revenue from existing and new customers in North America. Revenue from customers in Europe, in absolute amounts, was relatively stable compared to fiscal 2004, and this resulted in a decrease as a percentage of total revenue. The increase in revenue from customers outside of North America and Europe was attributable to additional revenue from existing and new customers.

Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Such amortization is relatively stable from period to period and, absent items that were fully amortized or impaired, is generally fixed in amount, therefore an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2005, cost of license, as a percentage of license revenue, was 4.1% compared to 6.6% in fiscal 2004.

Cost of Service. Cost of service increased by 15.5% in fiscal 2005 as compared to fiscal 2004. This increase in cost of service was slightly higher than the 14.9% increase in our total revenue in fiscal 2005. As a percentage of revenue, cost of service was 63.4% compared to 63.0% in fiscal 2004. Our gross margin may vary depending on the types and geographic locations of projects that we undertake.

Research and Development. As a percentage of revenue, research and development expense was 7.1% in fiscal 2005 and 2004. Research and development expense increased by $18.1 million, or 14.3%, in fiscal 2005 to $144.5 million from $126.4 million in fiscal 2004. Approximately 85.4% of the increase, in absolute amounts, was attributable to the acquisition of DST Innovis. While we continue to upgrade our existing systems, we also devoted significant research and development efforts in fiscal 2005 to the integration between our products and a unified user interface in order to enable our customers to adopt an ICM approach. As part of these efforts, in February 2005 we launched a comprehensive portfolio of products, which we refer to as Amdocs 6. Amdocs 6 is our pre-integrated portfolio of modular, billing, CRM, self-service, order management, mediation and content revenue management software products. The majority of our research and development expenditures is directed at our ICM Enabling Systems, and the remainder to Directory Systems. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue, would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Please see the discussion above under the caption "Research and Development, Patents and Licenses."

Selling, General and Administrative. Selling, general and administrative expense increased by $21.7 million, or 10.3%, in fiscal 2005 to $232.1 million, from $210.4 million in fiscal 2004. Selling, general and administrative expense primarily consisted of compensation expense. The increase in selling, general and administrative expense was attributable to an overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 10.3% increase was less than the 14.9% increase in our total revenue.

Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for fiscal 2005 was $15.4 million, compared to $17.9 million in fiscal 2004. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2004 and in the first three months of fiscal 2005 offset by $5.4 million in amortization of purchased intangible assets acquired in the DST Innovis and Longshine acquisitions.

Restructuring Charges, In-Process Research and Development and Other. Restructuring charges, in-process research and development and other in fiscal 2005 consisted of an $8.1 million restructuring charge related to our restructuring plan in the fourth quarter of fiscal 2005, and a charge of $4.5 million for the write-off of purchased in-process research and development and other costs related to our acquisition of DST Innovis. Please see the discussion above under the caption "Operational Efficiency and Cost Reduction Programs."

Operating Income. Operating income increased by $42.3 million, or 14.3%, in fiscal 2005, to $338.5 million, from $296.2 million in fiscal 2004. Operating income in fiscal 2005 was negatively affected by $12.6 million in restructuring charges, in-process research and development and other and by the slight increase of cost of service as a percentage of revenue. These negative effects were partially offset by the decrease, as a percentage of revenue, in selling, general and administrative expense.

Interest Income and Other, Net. Interest income and other, net increased by $17.4 million, or 354.9%, in fiscal 2005 to $22.3 million from $4.9 million in fiscal 2004. The increase in interest income and other, net, was primarily attributable to the increase in market interest rates on our short-term interest-bearing investments, and to the decrease in our interest expense due to our June 2004 redemption of our 2% Convertible Notes, due 2008, which we refer to as our 2% Notes, partially offset by interest expense on our 0.50% Convertible Senior Notes due 2024, or our 0.50% Notes, which we issued in March 2004.

Income Taxes. Income taxes for fiscal 2005 were $72.2 million on pretax income of $360.8 million, which resulted in an effective tax rate of 20% compared to 22% in fiscal 2004. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2005 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate."

Net Income. Net income was $288.6 million in fiscal 2005, compared to net income of $234.9 million in fiscal 2004. The increase in net income was attributable to the 14.3% increase in our operating income, the increase in interest income and other, net and the decrease in our effective tax rate during fiscal 2005.

Diluted Earnings Per Share. Diluted earnings per share were $1.35 for fiscal 2005, compared to $1.08 in fiscal 2004. The increase in diluted earnings per share resulted from the increase in net income and from the reduction in diluted weighted average number of shares outstanding due to our share repurchases during fiscal 2004 and 2005, partially offset by the dilutive effect of our convertible notes. Please see Note 19 to the consolidated financial statements included in this Annual Report.

FISCAL YEARS ENDED SEPTEMBER 30, 2004 AND 2003

The following is a tabular presentation of our results of operations for the fiscal year ended September 30, 2004, compared to the fiscal year ended September 30, 2003. Following the table is a discussion and analysis of our business and results of operations for such years.

	Year ended September 30,		Increase (Decrease)	
	2004	2003	Amount	%
	(in thousands)			
REVENUE:				
License	$ 76,586	$ 65,582	$ 11,004	16.8
Service	1,697,146	1,417,745	279,401	19.7
	1,773,732	1,483,327	290,405	19.6
OPERATING EXPENSES:				
Cost of license	5,022	5,752	(730)	(12.7)
Cost of service	1,117,810	907,607	210,203	23.2
Research and development	126,407	119,256	7,151	6.0
Selling, general and administrative	210,384	206,265	4,119	2.0
Amortization of purchased intangible assets	17,909	19,940	(2,031)	(10.2)
Restructuring charges and other	—	14,089	(14,089)	(100.0)
	1,477,532	1,272,909	204,623	16.1
OPERATING INCOME	296,200	210,418	85,782	40.8
Interest income and other, net	4,903	14,759	(9,856)	(66.8)
Income before income taxes	301,103	225,177	75,926	33.7
Income taxes	66,243	56,294	9,949	17.7
NET INCOME	$ 234,860	$ 168,883	$ 65,977	39.1

Revenue. Total revenue increased by $290.4 million, or 19.6%, in fiscal 2004 to $1,773.7 million from $1,483.3 million in fiscal 2003. The increase in total revenue in fiscal 2004 was due to an increase in service revenue attributable to the Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003. Revenue related to Managed Services agreements was approximately 40% of total revenue. Revenue from the Managed Services agreements entered into during fiscal 2003, including the effect of the Certen acquisition, increased total revenue by approximately $211 million in the year ended September 30, 2004.

License and service revenue from the sale of ICM Enabling Systems was $1,537.0 million for fiscal 2004, an increase of $256.6 million, or 20.0%, from fiscal 2003. Approximately 60% of the increase was attributable to our acquisition of Certen in the fourth quarter of fiscal 2003, approximately $8 million resulted from our acquisition of XACCT in February 2004 and the remainder was attributable to additional revenue from existing and new customers. License and service revenue from the sale of ICM Enabling Systems represented 86.7% and 86.3% of our total revenue in fiscal 2004 and 2003, respectively. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. In 2004, however, there was an improvement in market conditions contributing to the increase in revenue in fiscal 2004. Please see Note 3 to the consolidated financial statements included in this Annual Report for a description of the Certen and XACCT aquisitions.

License and service revenue from the sale of Directory Systems was $236.7 million for fiscal 2004, an increase of $33.8 million, or 16.7%, from fiscal 2003. Approximately $62 million of the increase in Directory Systems revenue in fiscal 2004 was attributable to Managed Services agreements. This revenue was partially offset by the completion of certain implementation projects that accounted for $27 million of revenue in the comparable period of fiscal 2003. License and service revenue from the sale of Directory Systems represented 13.3% and 13.7% of our total revenue in fiscal 2004 and 2003, respectively.

In fiscal 2004, revenue from customers in North America, Europe and the rest of the world accounted for 65.9%, 27.1% and 7.0%, respectively, of total revenue compared to 62.0%, 29.8% and 8.2%, respectively, for fiscal 2003. Approximately 85% of the increase in revenue from customers in North America was attributable to Managed Services agreements, including the acquisition of Certen, which expanded our activity and revenue from customers in North America, and approximately 15% was attributable to the expansion of relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe relative to customers in North America, as a percentage of revenue, resulted from the relatively greater growth in activity from customers in North America than in Europe during fiscal 2004. Revenue from customers outside of North America and Europe, in absolute amount, was relatively stable in fiscal 2004 compared to fiscal 2003.

Cost of License. Cost of license mainly includes amortization of purchased computer software and intellectual property rights. Because such amortization is relatively stable from period to period and, absent impairment, is generally fixed in amount, an increase or decrease in license revenue could cause a significant fluctuation in cost of license as a percentage of license revenue. In fiscal 2004, cost of license, as a percentage of license revenue, was 6.6% compared to 8.8% in fiscal 2003.

Cost of Service. The increase in cost of service in fiscal 2004 was 23.2%, which was higher than the 19.6% increase in our total revenue in fiscal 2004, and resulted in a 1.7% decrease in our gross margin, as a percentage of revenue. Our gross margin was affected by the Managed Services agreements signed during fiscal 2003, which we expect to be less profitable in their initial period. The increase in cost of service was also attributable to the $4.0 million increase in the accrual related mainly to our unused facilities in Stamford, Connecticut, which we made in the fourth quarter of fiscal 2004, to reflect the current subleasing market in Stamford. See the discussion above under the caption "Operational Efficiency and Cost Reduction Programs."

Research and Development. Research and development expense increased by $7.2 million, or 6.0%, in fiscal 2004 to $126.4 million from $119.3 million in fiscal 2003. Such increase in research and development expense was proportionally less than the increase in our total revenue, and research and development decreased, as a percentage of revenue, from 8.0% of revenue in fiscal 2003 to 7.1% of revenue in fiscal 2004.

Selling, General and Administrative. Selling, general and administrative expense increased by $4.1 million, or 2.0%, in fiscal 2004 to $210.4 million, from $206.3 million in fiscal 2003. Selling, general and administrative expense was primarily comprised of compensation expense. The increase in selling, general and administrative expense was attributable to the overall increase in our operations, as well as to the increase in our selling and marketing efforts, although the 2% increase was significantly less than the 19.6% increase in our total revenue, due to the impact of the cost reduction programs implemented in fiscal 2003 and 2002.

Amortization of Purchased Intangible Assets. Amortization of purchased intangible assets for fiscal 2004 was $17.9 million, compared to $19.9 million in fiscal 2003. The decrease in amortization of purchased intangible assets was due to purchased intangible assets that were fully amortized in fiscal 2003, which was partially offset by amortization of purchased intangible assets acquired in the Certen and XACCT acquisitions.

Restructuring Charges and Other. The restructuring charges and other in fiscal 2003 consisted of a restructuring charge of $10.0 million related to the cost reduction program we implemented in the first quarter of fiscal 2003 and a $4.1 million charge reflecting the cumulative effect, in the fourth quarter of fiscal 2003, of our 10% share in Certen's results prior to our acquisition of Certen.

Operating Income. Operating income increased by $85.8 million, or 40.8%, in fiscal 2004, to $296.2 million, or 16.7% of revenue, from $210.4 million, or 14.2% of revenue, in fiscal 2003. The increase in operating income in fiscal 2004 resulted from the 19.6% increase in our total revenue, which was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation, and to the effect of the $14.1 million of restructuring charges and other in fiscal 2003.

Interest Income and Other, Net. Interest income and other, net decreased by $9.9 million, or 66.8%, in fiscal 2004 to $4.9 million from $14.8 million in fiscal 2003. The decrease in interest income and other, net was primarily attributable to the decline in interest rates on our short-term interest-bearing investments, which resulted from our decision to shorten the duration of our investments due to volatility in the interest rate environment, and was also affected by the decrease of interest income on debentures issued by Certen to us that was eliminated as a result of the Certen acquisition. In addition, interest income and other, net decreased as a result of capital lease obligations acquired in the Certen acquisition, and, to a lesser extent, to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net. The decrease in interest income and other, net was partially offset by the net decrease in interest expense related to the repurchase of our 2% Notes in June 2004 and the issuance of the 0.50% Notes in March 2004. Please see the discussion below under the caption "Liquidity and Capital Resources."

Income Taxes. Income taxes for fiscal 2004 were $66.2 million on pretax income of $301.1 million, an effective tax rate of 22% compared to 25% in fiscal 2003. Our effective tax rate is dependent on the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate in fiscal 2004 was due to our continued expansion into countries with lower income tax rates. See the discussion below under the caption "Effective Tax Rate."

Net Income. Net income was $234.9 million in fiscal 2004, compared to a net income of $168.9 million in fiscal 2003. The increase in net income was attributable to the 19.6% increase in our total revenue and to the effect of the $14.1 million restructuring charges and other in fiscal 2003. The increase was partially offset by the 1.7% decrease in our gross margin, as a percentage of revenue, attributable to the relatively lower gross margin of our Managed Services projects in their early stages of implementation.

Diluted Earnings Per Share. Diluted earnings per share were $1.08 for fiscal 2004, compared to $0.77 in fiscal 2003. Please see Note 19 to the consolidated financial statements included in this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term interest-bearing investments totaled $1,145.6 million as of September 30, 2005, compared to $1,190.7 million as of September 30, 2004. The decrease during fiscal 2005 is attributable to the use of approximately $262.3 million in cash paid in connection with our DST Innovis and Longshine acquisitions, approximately $100.0 million to repurchase ordinary shares pursuant to our share repurchase program during fiscal 2005 and the use of $71.4 million in cash for capital expenditures, partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $381.8 million for fiscal 2005 and $344.4 million for fiscal 2004. We currently intend to retain our future operating cash flows to support the further expansion of our business, including acquisitions.

Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

In March 2004, we issued $450.0 million aggregate principal amount of our 0.50% Notes through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. We used approximately $170.1 million of the net proceeds from the sale of the 0.50% Notes to repurchase approximately 6.1 million ordinary shares sold short by purchasers of the 0.50% Notes in negotiated transactions concurrently with the offering. We also used net proceeds and other cash resources to repurchase $400.2 million principal amount of our 2% Notes in 2004. As of September 30, 2005, $0.3 and $450.0 million aggregate principal amount of our 2% Notes and 0.50% Notes were outstanding, respectively.

As of September 30, 2005, we had available short-term general revolving lines of credit totaling $31.0 million, pursuant to which $1.0 million of loans were outstanding. In addition, as of September 30, 2005, we had outstanding letters of credit and bank guarantees from various banks totaling $12.3 million.

As of September 30, 2005, we had outstanding short term loans of $5.4 million, which are secured by specified pledges and guaranties. The following table summarizes our contractual obligations as of September 30, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions):

	Cash Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
CONTRACTUAL OBLIGATIONS					
Convertible notes	$ **458.1**	$ 2.5	$ 455.6	$ —	$ —
Financing arrangements	**6.4**	6.4	—	—	—
Capital lease obligations	**2.1**	2.1	—	—	—
Pension funding	**35.4**	3.0	9.7	6.9	15.8
Non-cancelable operating leases	**244.2**	62.9	111.8	39.8	29.7
	$ **746.2**	$ 76.9	$ 577.1	$ 46.7	$ 45.5

Our capital expenditures were approximately $71.4 million in fiscal 2005. Approximately 80% of these expenditures consisted of purchases of computer equipment with the remainder attributable to leasehold improvements. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

From time to time, we have engaged in share repurchase programs in which we repurchase our shares in the open market or privately negotiated transactions and at times and prices we deem appropriate. During fiscal 2004, we purchased approximately 9.9 million of our ordinary shares at a weighted average price of $22.64 per share. In December 2004, we extended our share repurchase program for the additional repurchase of up to $100.0 million of our ordinary shares. In accordance with this extension, we repurchased in fiscal 2005 approximately 3.5 million ordinary shares, at an average price of $28.33 per share and an aggregate purchase price of approximately $100.0 million.

NET DEFERRED TAX ASSETS

As of September 30, 2005, deferred tax assets of $14.3 million, derived from net capital and operating loss carry forwards related to some of our subsidiaries, were offset by valuation allowances due to the uncertainty of the realizing any tax benefit for such losses. When realization of the tax benefits associated with such net capital and operating losses is deemed more likely than not, the valuation allowance will be released through income taxes. In September 2003, we released $13.3 million of valuation allowances related to deferred tax assets derived from carry forward operating losses incurred by our Canadian subsidiary.

EFFECTIVE TAX RATE

Our effective tax rate for fiscal year 2005 was 20%, compared to 22% in fiscal 2004, due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries.

Following the adoption of SFAS No. 142, we no longer amortize goodwill resulting from acquisitions. As a result, goodwill amortization that is not tax-deductible no longer affects our effective tax rate.

We expect our effective tax rate in fiscal 2006 to be between 18% and 20%.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our consolidated financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent liabilities. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Actual results could differ materially from the estimates under different assumptions or conditions.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. These policies require that we make estimates in the preparation of our financial statements as of a given date.

Our critical accounting policies are as follows:

- Revenue recognition and contract accounting
- Tax accounting
- Derivative and hedge accounting
- Goodwill and intangible assets
- Realizability of long-lived assets
- Accounts receivable reserves

Below, we discuss these policies further, as well as the estimates and judgments involved. We also have other key accounting policies. We believe that, compared to the critical accounting policies listed above, the other policies either do not generally require us to make estimates and judgments that are as difficult or as subjective, or it is less likely that they would have a material impact on our reported consolidated results of operations for a given period.

Revenue Recognition and Contract Accounting

We derive our revenue principally from:

> the initial sales of licenses to use our products and related services, including modification, implementation and integration services,

> providing Managed Services and other related services for our solutions, and

> recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectability of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, we generally recognize combined license and service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

A significant portion of our revenue is recognized over the course of long-term projects, under the percentage of completion method of accounting. The percentage of completion method requires significant judgment, such as estimations of progress-to-completion, contract revenue, loss contracts and contract costs.

Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each customer in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not reasonably assured, we defer the revenue recognition until the time collection becomes reasonably assured, which is generally upon receipt of cash.

For arrangements with multiple deliverables, we allocate revenue to each component based upon its relative fair value, which is determined in reliance on the specific objective evidence for that element. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.

Revenue from third-party hardware and software sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

See Note 2 to the consolidated financial statements included in this document for further information.

Tax Accounting

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and reimbursement arrangements among related entities, the process of identifying items of revenue and expenses that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting differences. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision, net income and cash balances in the period in which such determination is made.

We have filed or are in the process of filing federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to have a material, adverse effect on our consolidated results of operations, financial condition or cash flows.

Derivative and Hedge Accounting

Approximately 70% of our revenue and 50% of our operating expenses are denominated in U.S. dollar or linked to the U.S. dollar. We enter into foreign exchange forward contracts to hedge a significant portion of our foreign currency exposure to lower fluctuations in revenue and expenses. The majority of our hedging arrangements are classified as cash flow hedges. Accordingly, changes in the fair value of these forward exchange contracts are recorded in other comprehensive income. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

Goodwill and Intangible Assets

We follow SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

Realizability of Long-Lived Assets

We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on a periodic basis, and if events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using an undiscounted projected future cash flow.

Accounts Receivable Reserves

The allowance for doubtful accounts is for estimated losses resulting from the inability of our customers to make required payments. We evaluate accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. If collection is not reasonably assured at the time the transaction is consummated, we do not recognize revenue until collection becomes reasonably assured. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts is established through a charge to selling, general and administrative expenses.

Within the context of these critical accounting policies, we are not currently aware of any reasonably likely events or circumstances that would result in materially different amounts being reported.

RECENT ACCOUNTING PRONOUNCEMENTS

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 (SFAS 123(R)). SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the Security and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R).

We have adopted SFAS 123(R) effective October 1, 2005 using the modified prospective method. We have selected the Black-Scholes option pricing model as the most appropriate fair value method for our awards and will recognize compensation costs using the graded vesting attribution method.

As permitted by SFAS No.123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall consolidated financial position or consolidated cash flows. We expect the compensation charges under SFAS 123(R) to reduce diluted net income per share by approximately $0.16 to $0.20 per share for fiscal 2006. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Had we adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to the consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3.1 million, $3.1 million, and $0 in fiscal years 2005, 2004 and 2003, respectively.

Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-7 "Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues" ("Issue 05-7"). Under Issue 05-7 the following consensus have been reached: 1. A change in fair value of a conversion option upon modification should be included in the analysis to determine whether a debt instrument has been extinguished in accordance with Issue 96-19. The incremental fair value resulting from the modification of the conversion option should be included as an upfront cash flow; 2. The incremental fair value of the modification of the conversion option should be recognized as a discount on the convertible debt (with an offsetting entry to additional paid-in capital) that would be accreted to interest expense; 3. The issuer should not recognize a new beneficial conversion feature (BCF) or reassess an existing BCF upon modification of the conversion option in a debt instrument. The consensus should be applied prospectively for interim or annual periods beginning after December 15, 2005. We do not expect the adoption of Issue 05-7 to have a material impact on our consolidated results of operations or financial condition.

CURRENCY FLUCTUATIONS

We manage our foreign subsidiaries as integral direct components of our operations. The U.S. dollar is our functional currency. According to the salient economic factors indicated in SFAS No. 52, "Foreign Currency Translation," our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in the U.S. dollar. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditures throughout Amdocs' group.

During fiscal 2005, our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar were at the same level compared to fiscal 2004, 70% and 50%, respectively. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the Euro, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

FOREIGN CURRENCY RISK

We enter into foreign exchange forward contracts and options to hedge most of our foreign currency exposure. We use such contracts to hedge exposure to changes in foreign currency exchange rates associated with revenue denominated in a foreign currency, primarily British pounds, Canadian dollars and the Euro, and anticipated costs to be incurred in a foreign currency, primarily Israeli shekels. We also use forward contracts to hedge the impact of the variability in exchange rates on certain accounts receivables, denominated primarily in British pounds and the Euro, and on certain account payables, primarily Israeli shekels. We seek to minimize the risk that the anticipated cash flow from sales of our products and services and cash flow required for our expenses denominated in a currency other than our functional currency will be affected by changes in exchange rates. See Note 22 to our consolidated financial statements included in this document. The following table summarizes our foreign currency forward exchange agreements as of September 30, 2005. All the forward contracts are expected to mature during fiscal 2006 or during fiscal 2007. The table below (all dollar amounts in millions) presents the notional amounts and fair value of the total derivative instruments as of September 30, 2005. Notional values are calculated based on forward rates as of September 30, 2005, U.S. dollar translated.

	As of September 30, 2005		
	Notional Amount Translated to U.S. Dollar (*)		
	Contracts Maturing During Fiscal		Fair Value of Derivatives
	2006	2007	
Revenue	$ 62.0	$ 45.3	$ (8.8)
Costs	(154.7)	(0.7)	(3.9)
Balance sheet items	1.3	—	—
	$ (91.4)	$ 44.6	$ (12.7)

(*) Positive notional amounts represent forward contracts to sell foreign currency. Negative notional amounts represent forward contracts to buy foreign currency.

INTEREST RATE RISK

Our interest expenses and income are sensitive to changes in interest rates, as all of our cash reserves and some of our borrowings, other than the 0.50% Notes and 2% Notes, are subject to interest rate changes. Excess liquidity is invested in short-term interest-bearing investments. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, and currently bear minimal interest rate risk. As of September 30, 2005, we had $1.0 million of outstanding borrowings under our revolving lines of credit or our short-term credit facilities and $5.4 million outstanding short term loans, and accordingly, we believe we are subject to minimal interest rate risk.

LITIGATION AND SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

In December 2003, we announced that the United States District Court for the Eastern District of Missouri had issued an order granting our motion to dismiss the securities class action lawsuit that had been pending against us and several of our directors and officers since June 2002. The court's order also directed that judgment be entered in our favor. In December 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the lawsuit.

In 2003, we were informed that the Midwest Regional Office of the SEC was conducting a private investigation into the events leading up to our announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appeared to be focused on, but was not explicitly limited to, our forecasting beginning with our April 23, 2002 press release. We responded to an initial document request by the SEC but have not received any requests for additional information or had any substantive contact with the SEC with respect to this investigation since 2003. We have cooperated with the SEC staff and believe that we would be able to satisfy any concerns the SEC staff may have as to the matters under investigation. However, given the current status of the investigation, we are still unable to predict the duration, scope, or outcome of the investigation.

CORPORATE GOVERNANCE

We believe there are no significant ways that our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listing standards. For further information regarding our corporate governance practices, please refer to our Notice and Proxy Statement to be mailed to our shareholders along with this Annual Report, and to our website at www.amdocs.com.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Amdocs Limited

We have audited the accompanying consolidated balance sheets of Amdocs Limited as of September 30, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amdocs Limited at September 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.


Ernst + Young LLP

Ernst & Young LLP
New York, New York
November 3, 2005

CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)

	As of September 30,	
	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 707,552**	$ 550,352
Short-term interest-bearing investments	**438,011**	640,347
Accounts receivable, net	**304,237**	254,779
Deferred income taxes and taxes receivable	**101,162**	62,284
Prepaid expenses and other current assets	**76,780**	80,229
Total current assets	**1,627,742**	1,587,991
Equipment, vehicles and leasehold improvements, net	**181,812**	181,121
Deferred income taxes	**120,217**	113,589
Goodwill	**969,639**	806,874
Intangible assets, net	**159,619**	47,512
Other noncurrent assets	**143,439**	126,797
Total assets	**$3,202,468**	$2,863,884
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 114,392**	$ 104,415
Accrued expenses and other current liabilities	**199,458**	137,664
Accrued personnel costs	**148,426**	124,284
Short-term portion of financing arrangements	**6,377**	1,604
Deferred revenue	**216,770**	223,122
Short-term portion of capital lease obligations	**2,103**	19,706
Deferred income taxes and taxes payable	**171,377**	163,648
Total current liabilities	**858,903**	774,443
Convertible notes	**450,272**	450,272
Deferred income taxes	**50,571**	40,530
Noncurrent liabilities and other	**186,270**	154,449
Total liabilities	**1,546,016**	1,419,694
Shareholders' equity:		
Preferred Shares – Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	**—**	—
Ordinary Shares – Authorized 550,000 shares; £0.01 par value; 227,321 and 224,947 issued and 200,182 and 201,334 outstanding, in 2005 and 2004, respectively	**3,644**	3,601
Additional paid-in capital	**1,870,922**	1,837,608
Treasury stock, at cost – 27,139 and 23,613 Ordinary Shares, in 2005 and 2004, respectively	**(602,392)**	(502,416)
Accumulated other comprehensive loss	**(10,886)**	(1,919)
Unearned compensation	**(962)**	(174)
Retained earnings	**396,126**	107,490
Total shareholders' equity	**1,656,452**	1,444,190
Total liabilities and shareholders' equity	**$3,202,468**	$2,863,884

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME *(in thousands, except per share data)*

	Year ended September 30,		
	2005	2004	2003
REVENUE:			
License (*)	$ 100,044	$ 76,586	$ 65,582
Service (*)	1,938,577	1,697,146	1,417,745
	2,038,621	1,773,732	1,483,327
OPERATING EXPENSES:			
Cost of license	4,083	5,022	5,752
Cost of service	1,291,572	1,117,810	907,607
Research and development	144,457	126,407	119,256
Selling, general and administrative	232,066	210,384	206,265
Amortization of goodwill and purchased intangible assets	15,356	17,909	19,940
Restructuring charges, in-process research and development and other	12,595	—	14,089
	1,700,129	1,477,532	1,272,909
OPERATING INCOME	338,492	296,200	210,418
Interest income and other, net (*)	22,303	4,903	14,759
Income before income taxes	360,795	301,103	225,177
Income taxes	72,159	66,243	56,294
NET INCOME	$ 288,636	$ 234,860	$ 168,883
BASIC EARNINGS PER SHARE	$ 1.44	$ 1.13	$ 0.78
DILUTED EARNINGS PER SHARE	$ 1.35	$ 1.08	$ 0.77
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	201,023	208,726	215,849
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (1)	217,162	220,285	219,876

(1) Diluted weighted average number of shares outstanding for the year ended September 30, 2004 has been restated, due to the adoption of Emerging Issue Task Force Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" ("EITF 04-8"), which requires that prior period earnings per share computations be restated to show the effect on weighted average shares of the conversion of the contingently convertible debt into equity. The restatement reduced diluted earnings per share by $0.02 per share for the year ended September 30, 2004. (See Note 19)

(*) See Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (in thousands)

	Ordinary Shares	
	Shares	Amount
BALANCE AS OF OCTOBER 1, 2002	215,583	$ 3,572
Comprehensive income:		
Net income	—	—
Unrealized gain on foreign currency hedging contracts, net of $3,258 tax	—	—
Unrealized loss on cash equivalents and short-term interest-bearing investments, net of $(1,977) tax	—	—
Comprehensive income		
Employee stock options exercised	475	8
Tax benefit of stock options exercised	—	—
Expense related to vesting of stock options	—	—
BALANCE AS OF SEPTEMBER 30, 2003	216,058	3,580
Comprehensive income:		
Net income	—	—
Unrealized loss on foreign currency hedging contracts, net of $(1,575) tax	—	—
Unrealized loss on short-term interest-bearing investments, net of $(204) tax	—	—
Comprehensive income		
Employee stock options exercised	1,157	21
Tax benefit of stock options exercised	—	—
Repurchase of shares	(16,442)	—
Issuance of Ordinary Shares related to acquisition, net	561	—
Stock options granted, net of forfeitures	—	—
Amortization of unearned compensation	—	—
Expense related to vesting of stock options	—	—
BALANCE AS OF SEPTEMBER 30, 2004	201,334	3,601
Comprehensive income:		
Net income	**—**	**—**
Unrealized loss on foreign currency hedging contracts, net of $(1,927) tax	**—**	**—**
Unrealized loss on short-term interest-bearing investments, net of $(253) tax	**—**	**—**
Comprehensive income		
Employee stock options exercised	**2,229**	**41**
Tax benefit of stock options exercised	**—**	**—**
Repurchase of shares	**(3,525)**	**—**
Issuance of restricted stock and stock options related to acquisitions, net	**144**	**2**
Amortization of unearned compensation	**—**	**—**
Expense related to vesting of stock options	**—**	**—**
BALANCE AS OF SEPTEMBER 30, 2005	**200,182**	**$ 3,644**

As of September 30, 2005, 2004 and 2003, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(9,097), $(1,232) and $3,683 and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(1,789), $(687) and $32, as of September 30, 2005, 2004 and 2003, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity
$ 1,818,345	$ (109,281)	$ (108)	$ —	$ (296,253)	$ 1,416,275
—	—	—	—	168,883	168,883
—	—	8,903	—	—	8,903
—	—	(5,080)	—	—	(5,080)
					172,706
2,312	—	—	—	—	2,320
262	—	—	—	—	262
37	—	—	—	—	37
1,820,956	(109,281)	3,715	—	(127,370)	1,591,600
—	—	—	—	234,860	234,860
—	—	(4,915)	—	—	(4,915)
—	—	(719)	—	—	(719)
					229,226
12,056	—	—	—	—	12,077
3,094	—	—	—	—	3,094
—	(407,527)	—	—	—	(407,527)
747	14,392	—	—	—	15,139
749	—	—	(749)	—	—
—	—	—	575	—	575
6	—	—	—	—	6
1,837,608	(502,416)	(1,919)	(174)	107,490	1,444,190
—	—	—	—	288,636	288,636
—	—	(7,865)	—	—	(7,865)
—	—	(1,102)	—	—	(1,102)
					279,669
23,983	—	—	—	—	24,024
3,147	—	—	—	—	3,147
—	(99,976)	—	—	—	(99,976)
6,034	—	—	(1,428)	—	4,608
—	—	—	640	—	640
150	—	—	—	—	150
$ 1,870,922	$ (602,392)	$ (10,886)	$ (962)	$ 396,126	$ 1,656,452

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	Year ended September 30,		
	2005	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	**$ 288,636**	$ 234,860	$ 168,883
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	**93,828**	100,877	97,452
In-process research and development expenses and other	**2,760**	—	4,133
(Gain) loss on sale of equipment	**(786)**	(1,436)	396
Gain on repurchase of 2% convertible notes	—	(13)	(448)
Deferred income taxes	**8,062**	(11,272)	4,001
Tax benefit of stock options exercised	**3,147**	3,094	262
Realized (gain) loss from short-term interest-bearing investments	**(657)**	1,863	2,802
Net changes in operating assets and liabilities, net of amounts acquired:			
Accounts receivable	**(15,106)**	(53,723)	58,485
Prepaid expenses and other current assets	**3,667**	1,856	2,278
Other noncurrent assets	**(17,593)**	(44,401)	(26,882)
Accounts payable and accrued expenses	**26,542**	31,697	429
Deferred revenue	**(5,702)**	46,713	53,294
Income taxes payable	**(6,643)**	33,773	21,854
Noncurrent liabilities and other	**1,596**	516	4,892
Net cash provided by operating activities	**381,751**	344,404	391,831
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from sale of equipment, vehicles and leasehold improvements	**5,829**	4,431	2,532
Payments for purchase of equipment, vehicles and leasehold improvements	**(71,374)**	(54,148)	(62,410)
Purchase of short-term interest-bearing investments	**(747,073)**	(1,325,383)	(1,065,236)
Proceeds from sale of short-term interest-bearing investments	**948,711**	1,125,538	1,193,248
Net cash paid for in acquisitions	**(262,253)**	(10,651)	(30,980)
Net cash (used in) provided by investing activities	**(126,160)**	(260,213)	37,154
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from employee stock options exercised	**24,024**	12,077	2,320
Repurchase of shares	**(99,976)**	(407,527)	—
Redemption of 2% convertible notes	—	(395,110)	—
Repurchase of 2% convertible notes	—	(5,059)	(44,153)
Net proceeds from issue of long-term 0.50% convertible notes	—	441,610	—
Borrowings under financing arrangements	—	987	3,345
Principal payments under financing arrangements	**(667)**	(2,213)	(595)
Proceeds from sale-leaseback transaction	—	—	8,076
Principal payments on capital lease obligations	**(21,772)**	(26,204)	(17,033)
Net cash used in financing activities	**(98,391)**	(381,439)	(48,040)
Net increase (decrease) in cash and cash equivalents	**157,200**	(297,248)	380,945
Cash and cash equivalents at beginning of year	**550,352**	847,600	466,655
Cash and cash equivalents at end of year	**$ 707,552**	$ 550,352	$ 847,600

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) (continued)

	Year ended September 30,		
	2005	2004	2003
SUPPLEMENTARY CASH FLOW INFORMATION			
Interest and Income Taxes Paid			
Cash paid for:			
Income taxes, net of refunds	**$ 66,668**	$ 35,677	$ 30,823
Interest	**5,233**	11,940	9,690

NON-CASH INVESTING AND FINANCING ACTIVITIES

In the year ended September 30, 2004, the Company issued 561 Ordinary Shares in connection with the acquisition of XACCT (as defined below) valued at $15,139. See Note 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005

(DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 – NATURE OF ENTITY

Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one segment, providing integrated offering products and services that enable its customers to move toward an integrated approach to customer management. The Company designs, develops, markets, supports, operates and provides information system solutions, including Managed Services, primarily to leading communications companies throughout the world.

The Company is a Guernsey corporation, which directly or indirectly holds several wholly owned subsidiaries around the globe. The majority of the Company's customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company's main production and operating facilities are located in Israel, the United States (U.S.), Cyprus, Canada, Ireland and India. Recently, the Company expanded its operations in China as a result of the acquisition of Longshine.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

CONSOLIDATION

The financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

FUNCTIONAL CURRENCY

The Company manages its foreign subsidiaries as integral direct components of its operations. According to the salient economic factors indicated in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," the Company's cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominantly denominated in the U.S. dollar. The operations of the Company's foreign subsidiaries provide the same type of services with the same type of expenditures throughout the Amdocs group. Accordingly, the Company has determined that its functional currency is the U.S. dollar. The Company periodically assesses the applicability of the U.S. dollar as the Company's functional currency by reviewing the salient indicators.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and interest-bearing investments with insignificant interest rate risk and original maturities of 90 days or less.

INVESTMENTS

The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of commercial paper, Treasury notes, Federal agency securities, corporate bonds, corporate backed obligations and mortgages, which are stated at market value. Unrealized gains and losses are comprised of the difference between market value and amortized costs of such securities and are reflected, net of tax, as "accumulated other comprehensive loss" in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS

Equipment, vehicles and leasehold improvements are stated at cost. Assets under capital leases are recorded at the present value of the future minimum lease payments at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful life of the asset, which ranges from 2 to 10 years and includes the amortization of assets under capitalized leases. Leasehold improvements are amortized over the shorter of the estimated useful lives or the term of the related lease. Management reviews property and equipment and other long-lived assets on a periodic basis to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 141 "Business Combinations" requires that the purchase method of accounting be used for all business combinations. Under SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Other intangible assets are amortized over their useful lives.

The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

Other intangible assets consist primarily of purchased computer software, intellectual property rights, core technology and customer arrangements. Intellectual property rights, purchased computer software and core technology acquired by the Company are amortized over their estimated useful lives on a straight-line basis.

Some of the acquired customer arrangements are amortized over their estimated useful lives based on the pro-rata amount of the future revenue expected to be realized from the customer arrangements. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis.

(dollar and share amounts in thousands, except per share data)

LONG-LIVED ASSETS

The Company considers whether there are indicators of impairment that would require the comparison of the estimated net realizable value of intangible assets with finite lives, equipment, leasehold improvements and vehicles and other long-lived assets, using an undiscounted cash flow analysis, to their carrying value under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any impairment would be recognized when the fair market value of such long-lived assets is less than their carrying value. During the year ended September 30, 2004 the Company identified and recognized an impairment charge (included in cost of service) of $2,785 related to software technology that the Company had no future use for, and therefore was abandoned.

COMPREHENSIVE INCOME (LOSS)

The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components. Comprehensive income (loss) represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

CONVERTIBLE NOTES

Accrued interest on the Company's convertible notes is included in "accrued expenses and other current liabilities." The Company amortizes the issuance costs related to the convertible notes on a straight-line basis over the term of the convertible notes. Gain or loss on repurchase of convertible notes represents the difference between the principal amount and the purchase price. Such gains, aggregating $0, $13 and $448, are included in "interest income and other, net" in fiscal 2005, 2004 and 2003, respectively. The amortized issuance cost calculated on a pro-rata basis, related to the repurchased 2% convertible notes, is included in "interest income and other, net."

TREASURY STOCK

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

INCOME TAXES

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred taxes are computed based on tax rates anticipated to be in effect (under applicable laws at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefit, or that future deductibility is uncertain. In the event that a valuation allowance relating to a business acquisition is subsequently reduced, the adjustment will reduce the original amount allocated to goodwill.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting, and also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

It is the Company's policy to establish accruals for taxes that may become payable in future years as a result of examinations by tax authorities. The Company establishes the accruals based upon management's assessment of probable contingencies. The Company believes it has appropriately accrued for probable contingencies.

REVENUE RECOGNITION

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed and determinable; and (iv) collectibility of the fee is reasonably assured. The Company usually sells its software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. As a result, combined license and service revenue generally is recognized over the course of these long-term projects, using the percentage of completion method of accounting in conformity with Accounting Research Bulletin ("ARB") No. 45, "Long Term Construction-Type Contracts," Statement of Position ("SOP") 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and SOP 97-2, "Software Revenue Recognition." Losses are recognized on contracts in the period in which the loss is identified in accordance with SOP 81-1.

(dollar and share amounts in thousands, except per share data)

Initial license fee for software revenue is recognized as work is performed, under the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer's subscriber level or number of users when greater than the level specified in the contract for the initial license fee.

Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification as part of a long-term contract is recognized as work is performed, under the percentage of completion method of accounting. In cases where extended payment terms exist, license and related customization fees are recognized when payments are due, in accordance with SOP 97-2. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery or as services are provided, in accordance with SAB 104, "Revenue Recognition" and SOP 97-2. The Company complies with Emerging Issues Task Force ("EITF") 03-05, "Applicability of AICPA SOP 97-2 to Non-Software Deliverables in an Arrangement Containing More Than Incidental Software."

In Managed Services contracts as well as in other long term contracts, revenue from the operation of a customer's system is recognized either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation, and revenue from third-party software sales is recognized upon delivery. Revenue from third-party hardware and software sales is recorded according to the criteria established in EITF 99-19, "Recording Revenue Gross as a Principal versus Net as an Agent" and SAB 104. Revenue is recorded at gross amount for transactions in which the Company is the primary obligor under the arrangement and/or possesses other attributes such as pricing and supplier selection latitude. In specific circumstances where the Company does not meet the above criteria, particularly when the contract stipulates that the Company is not the primary obligor, the Company recognizes revenue on a net basis.

Included in service revenue are sales of third-party products. Revenue from sales of such products includes third-party computer hardware and computer software products and was less than 10% of total revenue in each of fiscal 2005, 2004 and 2003.

Maintenance revenue is recognized ratably over the term of the maintenance agreement, which in most cases is one year or less.

As a result of a significant portion of the Company's revenue being subject to the percentage of completion accounting method, the Company's annual and quarterly operating results may be significantly affected by the size and timing of customer projects and the Company's progress in completing such projects.

Many of the Company's agreements include multiple deliverables. For these multiple element arrangements, the fair value of each component is determined based on specific objective evidence for that element and revenue is allocated to each component based upon its fair value. The revenue associated with each element is recognized using the respective methodology discussed above. The Company uses the residual method in accordance with SOP 97-2 and EITF 00-21, "Revenue Arrangements with Multiple Deliverables," in multiple element arrangements that include license for the sale of software solutions that do not require significant customization and modification and first year maintenance to determine the appropriate value for the license component.

In circumstances where the Company enters into a contract with a customer for the provision of Managed Services for a defined period of time, the Company defers, in accordance with SAB 104, certain costs incurred by the Company at the inception of the contract. These costs include costs associated with migration of data and the establishment of software interfaces. The deferred costs are amortized on a straight-line basis over the life of the respective customer contract. Revenue associated with these capitalized costs is deferred and is recognized over the life of the respective customer contract.

In cases where extended payment terms exist and revenue is deferred until payments are due, related costs are capitalized as contract costs and recognized as revenue is recognized.

Deferred revenue represents billings to customers for licenses, services and third-party products for which revenue has not been recognized. Unbilled accounts receivable include all revenue amounts that had not been billed as of the balance sheet date due to contractual or other arrangements with customers. Allowances that are netted against accounts receivable represent amounts provided for accounts for which their collectibility is not reasonably assured.

COST OF LICENSE AND COST OF SERVICE

Cost of license and cost of service consist of all costs associated with providing services to customers, including identified losses on contracts and warranty expense. Estimated losses on contracts are recognized in the period in which the loss is identified in accordance with SOP 81-1. Estimated costs related to warranty obligations are initially provided at the time the product is delivered and are revised to reflect subsequent changes in circumstances and estimates. Cost of license includes royalty payments to software suppliers, amortization of purchased computer software and intellectual property rights.

Cost of service also includes costs of third-party products associated with reselling third-party computer hardware and software products to customers, when revenue from third-party products is recorded at the gross amount. Customers purchasing third-party products from the Company generally do so in conjunction with the purchase of services.

RESEARCH AND DEVELOPMENT

Research and development expenditures consist of costs incurred in the development of new software modules and product offerings, either as part of the Company's internal product development programs or in conjunction with customer projects. Research and development costs, which are incurred in conjunction with a customer project, are expensed as incurred.

Based on the Company's product development process, technological feasibility, as defined in SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," is established upon completion of a detailed program design or, in the absence thereof, completion of a working model. Costs incurred by the Company after achieving technological feasibility and before the product is ready for customer release have been insignificant.

EMPLOYEE BENEFIT PLANS

The Company maintains a non-contributory defined benefit plan for one of its Canadian subsidiaries that provides for pensions for substantially all of that subsidiary's employees based on length of service and rate of pay. Additionally, the Company provides to these employees other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants, after employment but before retirement, under specified circumstances.

The Company accrues its obligations to these employees under employee benefit plans and the related costs net of returns on plan assets. Pension expense and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro-rated on service and based on management's best estimates of expected plan investments performance, salary escalation, retirement ages of employees and expected health care costs.

The fair value of the employee benefit plans' assets is based on market values. The plan assets are valued at market value for the purpose of calculating the expected return on plan assets and the amortization of experience gains and losses. Past service costs, which may arise from plan amendments, are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the average remaining service period of active employees.

STOCK-BASED COMPENSATION

The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its employee stock options and restricted stock. Pursuant to these accounting standards, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date, and for restricted stock based on the market value of the underlying shares at the date of grant. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options or restricted stock in accordance with the accelerated expense attribution method. No compensation expense is recorded for stock options that are granted to employees and directors at an exercise price equal to the fair market value of the Ordinary Shares at the time of the grant. Compensation expenses that are deductible in a tax return in a period different from the one in which they are reported as expenses in measuring net income are temporary differences that result in deferred taxes. To the extent that compensation is not recorded for stock-based compensation, the benefit of the related tax deduction is recorded as an increase to additional paid-in capital in the period of the tax reduction.

(dollar and share amounts in thousands, except per share data)

As presented below, the Company determined pro forma net income and earnings per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of Financial Accounting Standards Board Statement No. 123," had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods all in weighted averages (for options granted during the year):

	Year ended September 30,		
	2005	2004	2003
Risk-free interest rate	**3.42%**	3.12%	2.70%
Expected life of options	**4.47**	4.49	2.93
Expected annual volatility	**0.630**	0.687	0.568
Expected dividend yield	**None**	None	None
Fair value per option	**$ 12.75**	$ 12.62	$ 5.08

The following table sets forth the pro forma effect of applying SFAS No. 123 on net income and earnings per share for the presented periods:

	Year ended September 30,		
	2005	2004	2003
Net income, as reported	**$ 288,636**	$ 234,860	$ 168,883
Add: Stock-based compensation expense included in net income, net of related tax effects	**632**	453	1,153
Less: Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	**(35,666)**	(35,989)	(59,947)
Pro forma net income	**$ 253,602**	$ 199,324	$ 110,089
Basic earnings per share:			
As reported	**$ 1.44**	$ 1.13	$ 0.78
Pro forma	**$ 1.26**	$ 0.95	$ 0.51
Diluted earnings per share:			
As reported	**$ 1.35**	$ 1.08	$ 0.77
Pro forma	**$ 1.19**	$ 0.92	$ 0.50

The pro forma results for fiscal year 2004 has been revised due to the adoption of EITF 04-8 which resulted in a decrease in pro forma diluted earnings per share of $0.01 in fiscal 2004, from amounts previously reported.

(dollar and share amounts in thousands, except per share data)

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term interest-bearing investments, accounts receivable, accounts payable, short-term financing arrangements, forward exchange contracts, lease obligations and convertible notes. In view of their nature, the fair value of the financial instruments, excluding the convertible notes (for which the fair value as of September 30, 2005 is approximately $411,000), included in the accounts of the Company does not significantly vary from their carrying amount. The fair values of the Company's foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts. See Note 22.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term interest-bearing investments and trade receivables. The Company invests its excess cash primarily in highly liquid U.S. dollar-denominated securities with major U.S. institutions. The Company does not expect any credit losses with respect to these items.

The Company's revenue is generated primarily in North America and Europe. To a lesser extent, revenue is generated in the Asia-Pacific region and Latin America. Most customers are among the largest communications and directory publishing companies in the world (or are owned by them). The Company's business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. The Company performs ongoing credit analyses of its customer base and generally does not require collateral. The allowance for doubtful accounts is for estimated losses resulting from the inability of the Company's customers to make required payments. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions that may affect a customer's ability to pay. As of September 30, 2005, the Company had two customers that had accounts receivable balances of more than 10% of total accounts receivable, aggregating 21.7% (11.0% and 10.7%). As of September 30, 2004, the Company had no customers that had accounts receivable balances of more than 10% of total accounts receivable.

EARNINGS PER SHARE

The Company accounts for earnings per share based on SFAS No. 128, "Earnings per Share." SFAS No. 128 requires companies to compute earnings per share under two different methods, basic and diluted earnings per share, and to disclose the methodology used for the calculations. Basic earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding and the effect of dilutive outstanding stock options using the treasury stock method and the effect of dilutive outstanding convertible notes using the if-converted method.

DERIVATIVES AND HEDGING

The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and related Interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

The Company follows FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 requires that, at the inception of certain types of guarantees, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. See Note 15.

RECLASSIFICATIONS

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

(dollar and share amounts in thousands, except per share data)

ADOPTION OF NEW ACCOUNTING STANDARDS

The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share

In September 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share" ("EITF 04-8"). EITF 04-8 relates to contingently convertible debt instruments, which are generally convertible into common shares of the issuer after the common stock price has exceeded a predetermined threshold for a specified time period (market price trigger). According to the accounting treatment in effect prior to the first quarter of fiscal 2005, the potential dilutive effect of the conversion feature was excluded from diluted earnings per share until the market price contingency was met. Under EITF 04-8, all instruments that have embedded conversion features that are contingent on market conditions indexed to an issuer's share price are required to be included in diluted earnings per share computations, if dilutive, regardless of whether the market conditions have been met. The effective date of EITF 04-8 was for reporting periods ending after December 15, 2004. The consensus is required to be applied retroactively to instruments outstanding at the date of adoption. Diluted earnings per share of all prior periods presented for comparative purposes have been restated to conform to the consensus guidance. The Company adopted EITF 04-8 in the first quarter of fiscal 2005, which required the addition of 10,436 ordinary shares issuable upon conversion of the Company's 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") to the diluted earnings per share calculation. The adoption of EITF 04-8 reduced the Company's previously reported diluted earnings per share by $0.02 per share for fiscal 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123 (SFAS 123(R)). SFAS 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In March 2005, the Security and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"), which provides supplemental implementation guidance on SFAS 123(R).

The Company adopted SFAS 123(R) effective October 1, 2005 using the modified prospective method. The Company has selected the Black-Scholes option pricing model as the most appropriate fair value method for its awards and will recognize compensation costs using the graded vesting attribution method.

As permitted by SFAS No.123, the Company currently accounts for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's consolidated results of operations, although it will have no impact on its overall consolidated financial position or consolidated cash flows. The Company expects the compensation charges under SFAS 123(R) to reduce diluted net income per share by approximately $0.16 to $0.20 per share for fiscal 2006. However, the Company's assessment of the estimated compensation charges is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of the Company's stock price and employee stock option exercise behaviors. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 above. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,147, $3,094, and $262 in fiscal 2005, 2004 and 2003, respectively.

(dollar and share amounts in thousands, except per share data)

ACCOUNTING FOR MODIFICATIONS TO CONVERSION OPTIONS EMBEDDED IN DEBT SECURITIES AND RELATED ISSUES

In September 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 05-7 "Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues" ("Issue 05-7"). Under Issue 05-7 the following consensus have been reached: 1. A change in fair value of a conversion option upon modification should be included in the analysis to determine whether a debt instrument has been extinguished in accordance with Issue 96-19. The incremental fair value resulting from the modification of the conversion option should be included as an upfront cash flow; 2. The incremental fair value of the modification of the conversion option should be recognized as a discount on the convertible debt (with an offsetting entry to additional paid-in capital) that would be accreted to interest expense; 3. The issuer should not recognize a new beneficial conversion feature (BCF) or reassess an existing BCF upon modification of the conversion option in a debt instrument. The consensus should be applied prospectively from December 15, 2005. The Company does not expect the adoption of Issue 05-7 to have a material impact on the Company's results of operations or financial condition.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – ACQUISITIONS

CERTEN

In July 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen Inc. ("Certen," which was renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $3,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. Prior to this acquisition, the Company owned 10% of Certen and Bell's ownership interest in Certen was 90%. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. Since Certen's inception, the Company has provided customer care and billing software required by Certen, including related customization, installation, maintenance and other services. This acquisition expanded the Company's Managed Services offerings and positioned it as a major provider of Managed Services to the communications industry, and was its next logical step in the evolution of its relationship with Bell. In addition, as a result of this acquisition, the Company continued to develop an integrated billing platform to replace legacy systems built on a product-by-product basis. Following the acquisition, Certen continues to provide Managed Services to Bell as it did prior to the acquisition. The Company has a major billing operations Managed Services agreement with Bell through December 2010.

The acquisition was accounted for using the purchase method of accounting, as required by SFAS No. 141. The fair market value of Certen's assets and liabilities has been included in the Company's consolidated balance sheet and the results of Certen's operations are included in the Company's consolidated statements of income, commencing on July 2, 2003. The Company obtained a valuation of the intangible assets acquired in the Certen transaction. The total purchase price was allocated to Certen's assets and liabilities, including identifiable intangible, based on their respective estimated fair values, on the date the transaction was consummated. Because the Company had a preexisting right to utilize the Amdocs billing software and customization prior to the acquisition, there was minimal incremental value to the Company in acquiring the software that was licensed to and customized for Certen. The value of the acquired customer arrangement was made by applying the income forecast method. The value assigned to the customer arrangement was $36,385 and is being amortized over seven and half years commencing on July 2, 2003 (the remaining life of the Managed Services agreement). The excess of the purchase price over the fair value of the net assets and identifiable intangible acquired, or goodwill, was $91,188, which is not tax deductible. During fiscal 2005, the Company revised the allocation of the purchase price and recalculated deferred tax assets related to the fair value of an acquired pension liability and to a change in tax rate estimation at realization. The revised purchase price allocation resulted in a decrease of $9,893 in goodwill.

The goodwill is accounted for under SFAS No. 142. In accordance with SFAS No. 142, goodwill from acquisitions after June 30, 2001 is no longer amortized, but is subject to periodic impairment tests. As a result, goodwill associated with the acquisition of Certen is not amortized. In addition, deferred taxes were recognized for the difference between the book and tax basis of certain assets and liabilities.

(dollar and share amounts in thousands, except per share data)

Prior to the Company's acquisition of Bell's ownership interest in Certen, the Company accounted for its investment in Certen under the cost method for its 10% ownership. In the fourth quarter of 2003, the Company recognized its 10% share in Certen's results prior to the acquisition. The Company's share in Certen's pre-acquisition results was a charge of $4,133, and is included in "restructuring charges, in-process research and development and other" for the year ended September 30, 2003.

The following is the final allocation of the purchase price and deferred taxes:

Purchase price	$ 65,887
Transaction costs	2,925
Total purchase price	68,812
Write-off of deferred revenue and allowance on Amdocs books, net of tax	(33,666)
Net amount for purchase price allocation	$ 35,146
Allocation of purchase price:	
90% tangible assets acquired, net of capitalized Amdocs system on Certen's books	$ 80,929
90% liabilities assumed	(241,460)
Net liabilities	(160,531)
Customer arrangement	36,385
Adjustment to fair value of pension and other post-employment benefit liabilities	(12,605)
EITF 95-3 and other liabilities	(2,857)
Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax bases	83,566
Net fair value of tangible assets acquired	(56,042)
Goodwill	91,188
	$ 35,146

XACCT

On February 19, 2004, the Company acquired XACCT Technologies Ltd. ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company acquired XACCT's outstanding shares for $28,425, of which $13,286 was paid in cash and the balance in 561 of the Company's Ordinary Shares. In addition, the Company had related transaction costs of approximately $750. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company repurchased 484 Ordinary Shares in February 2004 to offset the dilutive effect of shares issued in the acquisition. The fair market value of XACCT's assets and liabilities has been included in the Company's balance sheet and the results of XACCT's operations have been included in the Company's consolidated statements of income, commencing on February 19, 2004. The excess of the purchase price over the fair value of the net assets acquired, or goodwill, was $13,455, which is not tax deductible.

In addition, the Company granted XACCT's key employees an aggregate of 35 options with no exercise price, which vest over eighteen months. In accordance with APB 25, the Company recorded deferred compensation, net of forfeitures, of $749, which is amortized over the vesting period in accordance with the accelerated expense attribution method.

(dollar and share amounts in thousands, except per share data)

The following is the final allocation of the purchase price and deferred tax assets:

Net assets acquired	$	584
Core technology		9,209
Customer arrangements		1,064
Deferred tax assets		4,863
Goodwill		13,455
	$	29,175

Pro forma information on the Company's consolidated results of income for the years ended September 30, 2004 and 2003 to reflect the XACCT acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated results of operations.

DST INNOVIS

On July 1, 2005 the Company acquired from DST Systems, Inc., or DST, all of the common stock of DST's wholly owned subsidiaries, DST Innovis, Inc. and DST Interactive, Inc. The Company refers to these acquired subsidiaries together as DST Innovis, a leading provider of customer care and billing solutions to broadband media cable and satellite companies, which the Company refers to as the Broadband Industry. The Company believes that this acquisition has positioned the Company to offer a comprehensive set of solutions to companies in the Broadband Industry as they transition to ICM.

The purchase price for DST Innovis was approximately $237,461, which included $3,150 of transaction costs. The acquisition was accounted for as a business combination using the purchase method of accounting, as required by SFAS No. 141. The fair market value of DST Innovis's assets and liabilities has been included in the Company's consolidated balance sheet and the results of DST Innovis's operations are included in the Company's consolidated statements of income, commencing on July 1, 2005. The Company obtained an independent valuation of the intangible assets acquired in the DST Innovis transaction. The total purchase price was allocated to DST Innovis's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The value of acquired technology included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method, which considered the present value of cash flows by product lines. Of the $125,642 of acquired identifiable intangible assets, $2,760 was assigned to in-process research and development and was written-off as of the closing date of the acquisition, in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The fair value assigned to core technology was $63,180 and is amortized over 3 to 4.5 years commencing on July 1, 2005. The fair value assigned to customer arrangements was $59,702 and is amortized over 15 years commencing on July 1, 2005. The excess of the purchase price over the fair value of the net assets and identifiable intangibles acquired, or goodwill, was $131,386, of which $102,095 is tax deductible. The goodwill is accounted for under SFAS No. 142 and is accordingly subject to periodic impairment tests.

In connection with the DST acquisition, the Company signed a long-term agreement with DST, pursuant to which DST will continue to support the printing and mailing of bills for the DST Innovis customer base. Under the terms of that agreement, DST will be a preferred vendor of billing, printing, and mailing for projects that combine those services with billing support, and DST is expected to be selected as the provider of these services for additional Amdocs customers in North America. The Company recorded a liability of $24,188 resulting from this agreement. This liability will be amortized over the life of the agreement.

In addition, the Company commenced integration activities based on a plan to exit specific research and development activities and to terminate employees associated with these activities. In accordance with EITF 95-3, "Recognition of Liabilities in connection with a purchase Business Combination," the plan must be finalized within one year of the acquisition date and must identify all significant actions to be taken to complete the plan. The liability associated with this plan, which was recorded as part of the purchase accounting, consisted of $6,274 associated with employee separation costs and $7,776 associated with contractual and other obligations.

(dollar and share amounts in thousands, except per share data)

The following is the preliminary allocation of the purchase price and deferred tax assets:

Net assets acquired	$ 7,388
Core technology	63,180
Customer arrangements	59,702
In-process research and development	2,760
EITF 95-3 and other liabilities	(19,294)
Printing and mailing obligation	(24,188)
Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax bases	16,527
Goodwill	131,386
	$ 237,461

LONGSHINE

On August 3, 2005, the Company acquired Longshine Information Technology Company Ltd., or Longshine, a privately-held leading vendor of customer care and billing software in China. This acquisition enables the Company to offer its products and services to Chinese service providers and the Company believes it will allow the Company to expand its presence in this fast growing market. The purchase price for Longshine was approximately $34,100, which included $1,100 of transaction costs. The Company may also be obligated to pay up to approximately $16,000, in additional purchase price, over the next two years based on the achievement of specified performance targets. The fair market value of Longshine assets and liabilities has been included in the Company's consolidated balance sheet and the results of Longshine operations have been included in the Company's consolidated statement of income, commencing on August 3, 2005. The Company obtained an independent valuation of the intangible assets acquired in the Longshine transaction. The total purchase price was allocated to Longshine's assets and liabilities, including identifiable intangibles, based on their respective estimated fair values, on the date the transaction was consummated. The excess of the purchase price over the fair value of the net liabilities and identifiable intangibles acquired, or goodwill, was $41,272. The goodwill is accounted for under SFAS No. 142 and is subject to periodic impairment tests.

The following is the preliminary allocation of the purchase price:

Net liabilities acquired	$ (14,372)
Core technology	1,000
Customer arrangements	6,200
Goodwill	41,272
	$ 34,100

Pro forma information on the Company's consolidated statements of income for the years ended September 30, 2005 and 2004 to reflect the Longshine acquisition is not presented, as its results of operations during such years are not material to the Company's consolidated statements of income.

(dollar and share amounts in thousands, except per share data)

Set forth below is the unaudited pro forma revenue, operating income, net income and per share figures for the years ended September 30, 2005, 2004 and 2003 as if Certen had been acquired as of October 1, 2002 and as if DST Innovis had been acquired as of October 1, 2003 excluding the capitalization of research and development expense ,write-off of purchased in-process research and development and other acquisition related costs:

	Year ended September 30,		
	2005	2004	2003
Revenue	**$2,212,806**	$2,013,612	$1,621,957
Operating income	**332,525**	292,137	188,468
Net income	**280,125**	229,179	150,224
Basic earnings per share	**1.39**	1.10	0.70
Diluted earnings per share	**1.31**	1.05	0.68

NOTE 4 – RELATED PARTY TRANSACTIONS

The financial information presented below includes transactions with SBC Communications Inc. and affiliates ("SBC") through December 31, 2002 and Certen, prior to the Company's acquisition of the remaining 90% of Certen in July 2003. As a result of the Certen acquisition, Certen is a wholly owned subsidiary of the Company, and ceased to be a related party as of July 2, 2003, according to SFAS No. 57, "Related Party Disclosures." In addition, during the quarter ended December 31, 2002, SBC ceased to be a principal shareholder of the Company, according to SFAS No. 57, and thus is no longer a related party.

The Company had licensed software and provided computer systems integration and related services to affiliates of SBC and to Certen. The following related party revenue is included in the consolidated statements of income:

	Year ended September 30,
	2003
REVENUE:	
License	$ 3,827
Service	84,122

As of September 30, 2003 the Company had interest income of $1,662 which represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen for the year ended September 30, 2003 only through the acquisition date, July 2, 2003. Absent hedging, this amount would be $9,344 for the year ended September 30, 2003.

(dollar and share amounts in thousands, except per share data)

NOTE 5 – SHORT-TERM INTEREST-BEARING INVESTMENTS

Short-term interest-bearing investments consist of the following:

	Amortized Cost As of September 30,		Market Value As of September 30,	
	2005	2004	2005	2004
Federal agencies	**$ 87,116**	$ 51,572	**$ 86,591**	$ 51,476
U.S. government treasuries	**70,644**	51,242	**70,187**	50,872
Corporate backed obligations	**157,834**	224,859	**157,059**	224,612
Corporate bonds	**50,401**	130,103	**50,218**	130,096
Mortgages (including government and corporate)	**47,852**	67,272	**47,622**	67,117
Commercial paper/CD	**4,056**	35,500	**4,056**	35,496
Private placement	**22,344**	80,680	**22,278**	80,678
	440,247	641,228	**438,011**	640,347
Allowance for unrealized loss	**(2,236)**	(881)	**—**	—
Total	**$ 438,011**	$ 640,347	**$ 438,011**	$ 640,347

As of September 30, 2005, short-term interest-bearing investments had the following maturity dates:

	Market Value
2006	$ 103,291
2007	116,481
2008	65,741
2009	42,572
Thereafter	109,926
	$ 438,011

NOTE 6 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of September 30,	
	2005	2004
Accounts receivable – billed	**$ 282,151**	$ 242,254
Accounts receivable – unbilled	**28,994**	24,696
Less – allowances	**(6,908)**	(12,171)
Accounts receivable, net	**$ 304,237**	$ 254,779

(dollar and share amounts in thousands, except per share data)

NOTE 7 – EQUIPMENT, VEHICLES AND LEASEHOLD IMPROVEMENTS, NET

Components of equipment, vehicles and leasehold improvements, net are:

	As of September 30,	
	2005	2004
Computer equipment	$ 406,705	$ 355,143
Vehicles furnished to employees	24,493	35,817
Leasehold improvements	68,882	57,769
Furniture and fixtures	43,076	41,368
	543,156	490,097
Less accumulated depreciation	361,344	308,976
	$ 181,812	$ 181,121

The Company had entered into various arrangements for the leasing of vehicles for periods of five years, carrying interest rates of LIBOR plus a margin ranging 0.5% to 0.9%, and as of September 30, 2005, the Company repaid all its remaining leasing obligations. Vehicles under these capital lease arrangements had a cost of $18,058 and $30,021 with related accumulated depreciation of $14,460 and $22,542 as of September 30, 2005 and 2004, respectively. As a result of the Certen acquisition, the Company assumed various arrangements for the leasing of computer equipment (hardware and software) for remaining periods of two to three years, denominated in Canadian dollars with interest rates ranging between 5.16% to 11.7%. Computer equipment under capital lease arrangements had a cost of $48,203 with related accumulated depreciation of $22,787 and $14,013 as of September 30, 2005 and 2004, respectively.

The Company has accounted for these as capital leases and amortization costs have been included in depreciation expense. Total depreciation expense on equipment, vehicles and leasehold improvements for fiscal years 2005, 2004 and 2003, was $74,193, $73,619 and $69,560, respectively.

As of September 30, 2005, the remaining capital lease payments, excluding interest, is $2,065, this amount is due during fiscal 2006.

The capital lease payments include a sale-leaseback transaction that was recognized on Certen's books as of the acquisition date. The proceeds for this transaction were received after the acquisition date, and are reflected in the consolidated cash flow statement for fiscal 2003 as "proceeds from sale-leaseback transaction."

(dollar and share amounts in thousands, except per share data)

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS, NET

The following table presents details of the Company's total goodwill:

As of September 30, 2003	$ 797,134
Decrease in Certen goodwill as a result of a purchase price allocation adjustment (see Note 3)	(3,715)
Goodwill resulted from XACCT acquisition (see Note 3)	13,455
As of September 30, 2004	806,874
Decrease in Certen goodwill as a result of a purchase price allocation adjustment (see Note 3)	**(9,893)**
Goodwill resulted from DST Innovis acquisition (see Note 3)	**131,386**
Goodwill resulted from Longshine acquisition (see Note 3)	**41,272**
As of September 30, 2005	**$ 969,639**

The following table presents details of amortization expense of purchased intangible assets as reported in the consolidated statements of operations:

	Year ended September 30,		
	2005	2004	2003
Cost of license	**$ 2,620**	$ 3,878	$ 4,075
Cost of service	**—**	2,785	—
Amortization of purchased intangible assets	**15,356**	17,909	19,940
Total	**$ 17,976**	$ 24,572	$ 24,015

The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. In calculating the fair value of the reporting unit, the Company used a discounted cash flow methodology. There was no impairment of goodwill upon adoption of SFAS No. 142 and there was no impairment at the annual impairment test dates.

The following table presents details of the Company's total purchased intangible assets:

	Estimated useful life (in years)	Gross	Accumulated Amortization	Net
SEPTEMBER 30, 2005				
Core technology	**2-4.5**	**$ 117,925**	**$ (53,699)**	**$ 64,226**
Customer arrangements	**2-15**	**140,009**	**(49,637)**	**90,372**
Intellectual property rights and purchased computer software	**3-10**	**51,996**	**(46,975)**	**5,021**
Total		**$ 309,930**	**$ (150,311)**	**$ 159,619**
SEPTEMBER 30, 2004				
Core technology	2-3	$ 53,744	$ (46,326)	$ 7,418
Customer arrangements	2-7.5	74,107	(41,655)	32,452
Intellectual property rights and purchased computer software	3-10	51,996	(44,354)	7,642
Total		$ 179,847	$ (132,335)	$ 47,512

(dollar and share amounts in thousands, except per share data)

The estimated future amortization expense of purchased intangible assets as of September 30, 2005 is as follows:

Fiscal year:	Amount
2006	$ 32,564
2007	30,457
2008	24,507
2009	17,589
2010	11,486
Thereafter	43,016

NOTE 9 – OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

	As of September 30,	
	2005	2004
Funded employee benefit costs (1)	**$ 59,086**	$ 54,591
Managed services costs (2)	**54,314**	49,582
Prepaid maintenance and other	**10,900**	8,863
Convertible notes issuance cost, net	**5,795**	7,406
Other	**13,344**	6,355
	$ 143,439	$ 126,797

(1) See Note 16.

(2) See Note 2.

NOTE 10 – INCOME TAXES

The provision for income taxes consists of the following:

	Year ended September 30,		
	2005	2004	2003
Current	**$ 64,038**	$ 72,588	$ 52,293
Deferred	**8,121**	(6,345)	4,001
	$ 72,159	$ 66,243	$ 56,294

All income taxes are from continuing operations reported by the Company in the applicable taxing jurisdiction. Income taxes also include anticipated withholding taxes due on subsidiaries' earnings when paid as dividends to the Company.

(dollar and share amounts in thousands, except per share data)

Deferred income taxes are comprised of the following components:

	As of September 30,	
	2005	2004
Deferred tax assets:		
Deferred revenue	$ 38,041	$ 36,869
Accrued employee costs	42,343	29,473
Equipment, vehicles and leasehold improvements, net	45,752	49,436
Intangible assets, computer software and intellectual property	14,257	13,738
Net operating loss carry forwards	35,924	27,945
Other	43,324	24,826
Valuation allowances	(14,302)	(11,424)
Total deferred tax assets	205,339	170,863
Deferred tax liabilities:		
Anticipated withholdings on subsidiaries' earnings	(43,909)	(38,973)
Equipment, vehicles and leasehold improvements, net	(7,262)	(9,832)
Intangible assets, computer software and intellectual property	(32,683)	(29,157)
Managed services costs	(10,110)	(1,299)
Other	(5,514)	(6,835)
Total deferred tax liabilities	(99,478)	(86,096)
Net deferred tax assets	$ 105,861	$ 84,767

The effective income tax rate varied from the statutory Guernsey tax rate as follows:

	Year ended September 30,		
	2005	2004	2003
Statutory Guernsey tax rate	20%	20%	20%
Guernsey tax-exempt status	(20)	(20)	(20)
Foreign taxes	19	20	30
Valuation allowance	1	2	(5)
	20%	22%	25%

As a Guernsey company with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes.

During fiscal 2005, the Company recognized deferred tax assets of $2,878 derived from operating loss carry forwards related to one of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, an additional valuation allowance of $2,878 was recorded as of September 30, 2005.

During fiscal 2004, the Company recognized deferred tax assets of $11,424 derived from net capital and operating loss carry forwards related to certain of its subsidiaries. The expiration of these losses carry forwards is unlimited. Given the uncertainty of the realization of these assets through future taxable earnings, a valuation allowance of $11,424 was recorded as of September 30, 2004.

As of September 30, 2003, the Company estimated that operating losses related to its Canadian subsidiary would be realized through future taxable earnings. As a result, related valuation allowance of $13,282 was released through the income tax provision. The decrease in the Company's effective tax rate following the release of the valuation allowance was reflected in the Company's results of operations. As of September 30, 2005 and 2004, there was no valuation allowance balance related to the Canadian subsidiary. The valuation allowance related to the Company's Canadian subsidiary was changed during fiscal 2003 due to changes in timing differences prior to the Company's conclusion that the operating losses related to this subsidiary would be realized through future taxable earnings.

(dollar and share amounts in thousands, except per share data)

NOTE 11 – FINANCING ARRANGEMENTS

SHORT-TERM

The Company's financing transactions are described below:

As of September 30, 2005, the Company had available short-term general revolving lines of credit totaling $31,000. As of September 30, 2005, the outstanding balance under these credit lines was $977. The cost of maintaining these revolving lines of credit was insignificant.

As of September 30, 2005, the Company had outstanding letters of credit and bank guarantees of $12,316. These were mostly supported by a combination of the credit facilities and restricted cash balances that the Company maintains with various banks.

In addition as of September 30, 2005, the Company had outstanding short term loan of $5,399, which is secured by certain pledges and guaranties.

NOTE 12 – CONVERTIBLE NOTES

In May 2001 the Company issued $500,000 aggregate principal amount of 2% Convertible Notes due June 1, 2008 (the "2% Notes"). The Company is obligated to pay interest on the 2% Notes semi-annually on June 1 and December 1 of each year. The 2% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all of existing and future senior unsecured indebtedness of the Company. The 2% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 10.8587 shares per one thousand dollars principal amount, representing a conversion price of approximately $92.09 per share. The 2% Notes are subject to redemption at any time on or after June 1, 2006, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The 2% Notes are subject to repurchase, at the holders' option, on June 1, 2004 and June 1, 2006, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date.

During the first quarter of 2004, the Company repurchased $5,000 aggregate principal amount of the 2% Notes for an aggregate purchase price of $4,987, and during the fourth quarter of 2004 and subsequent to the redemption on June 1, 2004, the Company repurchased $72 aggregate principal amount of the 2% Notes for an aggregate purchase price of $72. During the fourth quarter of fiscal 2003, the Company repurchased $44,600 aggregate principal amount of the 2% Notes at an average price of $990 per $1,000 principal amount, resulting in a gain of $448. During the fourth quarter of fiscal 2002, the Company repurchased $54,946 aggregate principal amount of the 2% Notes at an average price of $890 per $1,000 principal amount, resulting in a gain of $6,012. See Note 14. The Company funded these repurchases, and intends to fund any future repurchases, with available funds. As of June 1, 2004 holders had tendered to the Company for repurchase $395,110 principal amount of 2% Notes of the $395,454 then outstanding, and the Company purchased the tendered 2% Notes for cash. Subsequently, the Company purchased additional 2% Notes and as of September 30, 2005, $272 principal amount of 2% Notes remain as obligations of the Company, due June 1, 2008, in accordance with their terms. The remaining 2% Notes are presented as noncurrent liabilities under "Convertible notes."

In March 2004, the Company issued $450,000 aggregate principal amount of 0.50% Convertible Senior Notes due 2024 (the "0.50% Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Company is obligated to pay interest on the 0.50% Notes semi-annually on March 15 and September 15 of each year. The 0.50% Notes are senior unsecured obligations of the Company and rank equal in right of payment with all existing and future senior unsecured indebtedness of the Company. The 0.50% Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary Shares of the Company at a conversion rate of 23.1911 shares per one thousand dollars principal amount, representing a conversion price of approximately $43.12 per share, as follows: (i) during any fiscal quarter commencing after March 31, 2004, and only during that quarter if the closing sale price of the Company's Ordinary Shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the proceeding fiscal quarter (initially 130% of $43.12, or $56.06); (ii) upon the occurrence of specified credit rating events with respect to the notes; (iii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that measurement period was less than 98% of the product of the closing sale price of the Company's Ordinary Shares and the conversion rate; provided, however, holders may

(dollar and share amounts in thousands, except per share data)

not convert their notes (in reliance on this subsection) if on any trading day during such measurement period the closing sale price of the Company's Ordinary Shares was between 100% and 130% of the then current conversion price of the notes (initially, between $43.12 and $56.06); (iv) if the notes have been called for redemption, or (v) upon the occurrence of specified corporate events. The 0.50% Notes are subject to redemption at any time on or after March 20, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest, if any, on such redemption date. The 0.50% Notes are subject to repurchase, at the holders' option, on March 15, 2009, 2014 and 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date ("Put Rights"). The Company may choose to pay the repurchase price in cash, Ordinary Shares or a combination of cash and Ordinary Shares. The FASB issued an exposure draft that would amend SFAS No. 128 to require that if a convertible financial instrument has an option to settle a required redemption in cash or shares, the assumption is the option would be settled in shares and therefore the "if converted" method should be applied based on the current share price and not according to the conversion price (the current accounting guidelines) when computing diluted earnings per share. The Board of Directors has authorized the Company to amend the 0.50% Notes by waiving its right to a share settlement upon exercise of Put Rights and committing to a cash settlement. If the Company amends the 0.50% Notes as authorized by its Board of Directors, then the expected new accounting rule would have no impact on the Company's consolidated financial results.

NOTE 13 – NONCURRENT LIABILITIES AND OTHER

Noncurrent liabilities and other consist of the following:

	As of September 30,	
	2005	2004
Accrued employees costs	**$ 88,353**	$ 82,478
Noncurrent customer advances	**34,994**	26,281
Accrued pension liability	**23,193**	21,255
Accrued print and mail obligation	**17,806**	—
Accrued lease obligations	**12,475**	10,835
Long-term portion of capital lease obligations	**—**	4,112
Other	**9,449**	9,488
	$ 186,270	$ 154,449

NOTE 14 – INTEREST INCOME AND OTHER, NET

Interest income and other, net consists of the following:

	Year ended September 30,		
	2005	2004	2003
Interest income	**$ 32,341**	$ 17,941	$ 26,580
Interest expense	**(5,734)**	(12,867)	(11,425)
Gain from repurchase of 2% Notes (1)	**—**	13	448
Other, net	**(4,304)**	(184)	(844)
	$ 22,303	$ 4,903	$ 14,759

(1) See Note 12.

(dollar and share amounts in thousands, except per share data)

NOTE 15 – CONTINGENCIES

COMMITMENTS

The Company leases office space under non-cancelable operating leases in various countries in which it does business. Future minimum non-cancelable lease payments required after October 1, 2005 are as follows:

For the years ended September 30,	
2006	$ 55,099
2007	45,725
2008	29,618
2009	24,355
2010	22,774
Thereafter	46,707
	$ 224,278

Future minimum non-cancelable lease payments, as stated above, do not reflect committed future sublease income of $8,375, $7,089, $4,875, $3,458, $3,214 and $6,959 for the years ended September 30, 2006, 2007, 2008, 2009, 2010 and thereafter, respectively. Of the $190,308 net operating leases, net of $33,970 of sublease income, $7,727 has been included in accrued restructuring charges as of September 30, 2005.

Rent expense, including accruals for future lease losses, was approximately $38,982, $43,505 and $33,039 for fiscal 2005, 2004 and 2003, respectively.

The Company leases vehicles under operating leases. Future minimum non-cancelable lease payments required after October 1, 2005 are as follows:

For the years ended September 30,	
2006	$ 7,752
2007	7,078
2008	4,258
2009	752
	$ 19,840

LEGAL PROCEEDINGS

The Company is involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

LITIGATION AND SECURITIES AND EXCHANGE COMMISSION INVESTIGATION

In December 2003, the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting its motion to dismiss the securities class action lawsuit that had been pending against the Company and several of its directors and officers since June 2002. The court's order also directed that judgment be entered in the Company's favor. In December 2004, the United States Court of Appeals for the Eighth Circuit affirmed per curiam the dismissal of the lawsuit.

In 2003, the Company was informed that the Midwest Regional Office of the SEC was conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appeared to be focused on, but was not explicitly limited to, the Company's forecasting beginning with its April 23, 2002

(dollar and share amounts in thousands, except per share data)

press release. The Company responded to an initial document request by the SEC but has not received any requests for additional information or had any substantive contact with the SEC with respect to this investigation since 2003. The Company has cooperated with the SEC staff and believes that it would be able to satisfy any concerns the SEC staff may have as to the matters under investigation. However, given the current status of the investigation, the Company is still unable to predict the duration, scope, or outcome of the investigation.

GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES

The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of September 30, 2005 and September 30, 2004, the maximum potential amount of the Company's future exposure under this guarantee pursuant to FIN No. 45 was $4,717.

The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during fiscal years 2005 and 2004.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its consolidated financial statements.

NOTE 16 – EMPLOYEE BENEFITS

The Company accrues severance pay for the employees of its Israeli operations in accordance with Israeli law and certain employment procedures on the basis of the latest monthly salary paid to these employees and the length of time that they have worked for the Israeli operations. The severance pay liability, which is included in noncurrent liabilities and other, is partially funded by amounts on deposit with insurance companies, which are included in other noncurrent assets. Severance expenses were approximately $16,720, $15,363 and $15,036 for fiscal 2005, 2004 and 2003, respectively.

The Company sponsors defined contribution plans covering certain employees in the United States, United Kingdom, Israel and Canada. The plans provide for Company matching contributions based upon a percentage of the employees' voluntary contributions. The Company's contributions in fiscal 2005, 2004 and 2003 under such plans were not significant compared to total operating expenses.

Following the Company's acquisition of Certen (see Note 3) and commencing on the acquisition date, July 2, 2003, the Company maintains non-contributory defined benefit plans that provide for pension, other retirement and post employment benefits for Certen employees based on length of service and rate of pay. The measurement date for the pension plan was September 30, 2003 and the measurement date for the other benefits was December 31, 2003.

(dollar and share amounts in thousands, except per share data)

Components of Net Benefit Plans Cost

The net periodic benefit costs for the year ended September 30, 2005, related to pension and other benefits were as follows:

	Pension Benefits	Other Benefits
Service costs	$ 2,185	$ 265
Interest on benefit obligations	3,340	482
Expected return on plan assets	(2,739)	—
	$ 2,786	$ 747

The net periodic benefit costs for the year ended September 30, 2004, related to pension and other benefits were as follows:

	Pension Benefits	Other Benefits
Service costs	$ 1,967	$ 373
Interest on benefit obligations	2,676	386
Expected return on plan assets	(2,200)	—
	$ 2,443	$ 759

Components of Accrued Benefit Liability

The following table sets forth changes in the fair value of plan assets, benefit obligations and the funded status of the plans:

	Pension Benefits	Other Benefits
Change in plan assets:		
Fair value of plan assets as of September 30, 2004	$ 34,042	$ —
Actual return on plan assets	4,360	—
Foreign exchange gain	2,674	—
Employer contribution	3,300	164
Benefits paid	(2,552)	(164)
Fair value of plan assets as of September 30, 2005	41,824	—
Change in benefit obligations:		
Benefit obligations as of September 30, 2004	(49,751)	(7,234)
Service costs	(2,185)	(265)
Interest on benefit obligations	(3,340)	(483)
Actuarial losses	(10,237)	(3,210)
Foreign exchange loss	(4,344)	(703)
Benefits paid	2,552	164
Benefit obligations as of September 30, 2005	(67,305)	(11,731)
Funded status-plan deficit as of September 30, 2005	(25,481)	(11,731)
Unrecognized actuarial net losses	(10,409)	(3,610)
Accrued benefit costs as of September 30, 2005, included in noncurrent liabilities and other	$ (15,072)	$ (8,121)

As of September 30, 2005, the accumulated benefit obligation for the pension plan was $54,775, and $11,278 for the other benefits.

(dollar and share amounts in thousands, except per share data)

The following table sets forth the funded status of the plans as of September 30, 2004:

	Pension Benefits	Other Benefits
Change in plan assets:		
Fair value of plan assets as of September 30, 2003	$ 27,971	$ —
Actual return on plan assets	3,077	—
Foreign exchange gain	1,735	—
Employer contribution	2,208	8
Benefits paid	(949)	(8)
Fair value of plan assets as of September 30, 2004	34,042	—
Change in benefit obligations:		
Benefit obligations as of September 30, 2003	(38,294)	(5,426)
Service costs	(1,967)	(373)
Interest on benefit obligations	(2,676)	(386)
Actuarial losses	(2,446)	(248)
Special termination costs	(2,209)	(360)
Foreign exchange loss	(3,108)	(449)
Benefits paid	949	8
Benefit obligations as of September 30, 2004	(49,751)	(7,234)
Funded status-plan deficit as of September 30, 2004	(15,709)	(7,234)
Unrecognized actuarial net losses	(1,077)	(257)
Accrued benefit costs as of September 30, 2004	$ (14,632)	$ (6,977)
Accrued benefit costs included in accrued personnel costs	$ (354)	$ —
Accrued benefit costs included in noncurrent liabilities and other	$ (14,278)	$ (6,977)

Significant Assumptions

The significant assumptions adopted in measuring the Canadian subsidiary's accrued benefit obligations and the net periodic benefit cost were as follows:

	2005	2004
AS OF SEPTEMBER 30:		
Accrued benefit obligations		
Weighted average discount rate, end of year	**5.50%**	6.25%
Weighted average rate of compensation increase, end of year	**3.50**	3.50
FOR THE YEAR ENDED SEPTEMBER 30:		
Net periodic benefit cost		
Weighted average discount rate, end of preceding year	**6.25%**	6.50%
Weighted average expected long-term rate of return on plan assets, end of preceding year	**7.50**	7.50
Weighted average rate of compensation increase, end of preceding year	**3.50**	3.50

The expected future rate of return assumption is based on the target asset allocation policy and the expected future rates of return on these assets.

(dollar and share amounts in thousands, except per share data)

For measurement purposes, a 4.5% annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for the year ended September 30, 2005, except for the cost of medication, which was assumed to increase at an annual rate of 10.5% for 2005. This rate was assumed to gradually decline to 4.5% by 2011 and remain stable thereafter.

A 1% change in the assumed health care cost trend rates would have the following effect as of September 30, 2005:

	1% increase	1% decrease
Effect on other benefits – total service and interest cost	$ 120	$ (97)
Effect on other benefits – accrued benefit obligations	1,849	(1,698)

Pension Plan Assets

The following table sets forth the allocation of the pension plan assets as of September 30, 2005 and 2004, the target allocation for 2006 and the expected long-term rate of return by asset class. The fair value of the plan assets was $41,824 as of September 30, 2005 and $34,042 as of September 30, 2004.

	Target Allocation	Percentage plan assets as of September 30,		Weighted average long-term rate of return
Asset category	2006	2005	2004	2005
Equity securities	45%-65%	**57%**	57%	**9.0%**
Debt securities	35-55	**43**	43	**5.5**
Total		**100%**	100%	**7.5**

Plan assets consist primarily of Canadian and other equities, government and corporate bonds, debentures and secured mortgages, which are held in units of the BCE Master Trust Fund, a Trust established by Bell. The investment strategy is to maintain an asset allocation that is diversified between multiple different asset classes, and between multiple managers within each asset class, in order to minimize the risk of large losses and to maximize the long-term risk-adjusted rate of return.

Projected Cash Flows

The Company is responsible for adequately funding the pension plan. Contributions by the Company are based on various generally accepted actuarial methods and reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. The Company contributed $3,300 to the pension plan in 2005 which was the minimum contribution required by law. Because the Company does not fund the other employee future benefit plan, the total payments of $164 paid in 2005 represents benefit payments made to beneficiaries. The following table sets forth the Company's estimates for future minimum contributions to the pension plan and for other benefit payments.

For the years ended September 30,	Pension Benefits	Other Benefits
2006	$ 2,800	$ 200
2007	2,900	200
2008	3,000	300
2009	3,000	300
2010	3,100	300
2011 – 2015	16,500	2,800
Total	$ 31,300	$ 4,100

(dollar and share amounts in thousands, except per share data)

NOTE 17 – CAPITAL TRANSACTIONS

The following are details of the Ordinary Shares issued and outstanding:

	As of September 30,	
	2005	2004
Voting Ordinary Shares issued	**227,321**	224,947
Less – treasury stock	**(27,139)**	(23,613)
Ordinary Shares outstanding	**200,182**	201,334

The Company's capital transactions are described below:

Total proceeds from the exercise of employee stock options amounted to $24,024, $12,077 and $2,320 in fiscal 2005, 2004 and 2003, respectively.

On November 5, 2003, the Company announced that its Board of Directors had authorized a share repurchase program of up to 5,000 Ordinary Shares over the next twelve months. The authorization permitted the Company to purchase Ordinary Shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the first quarter of fiscal 2004, the Company repurchased 4,990 Ordinary Shares under this repurchase program, for an aggregate purchase price of $123,993.

In connection with the Company's acquisition of XACCT (see Note 3), the Company's Board of Directors approved the repurchase of Ordinary Shares to offset the dilutive effect of share issuances in the acquisition. The closing of the acquisition occurred in February 2004, and the Company repurchased 484 Ordinary Shares in February 2004 for an aggregate purchase price of $13,417.

In connection with the Company's issuance of the 0.50% Notes (see Note 12), the Board of Directors approved the repurchase of Ordinary Shares sold short by purchasers of the 0.50% Notes in negotiated transactions, concurrently with the sale of the notes, to offset the dilutive effect of the Ordinary Shares issuable upon conversion of the 0.50% Notes. The closing of the sale of the 0.50% Notes occurred in March 2004, and the Company repurchased 6,074 Ordinary Shares, for an aggregate purchase price of $170,061, out of the 10,436 Ordinary Shares issuable upon conversion of the 0.50% Notes, based on a conversion rate of 23.1911 shares per $1,000 principal amount.

On July 28, 2004, the Company announced that its Board of Directors extended the share repurchase program for the additional repurchase of up to $100,000 of its Ordinary Shares in open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased 4,894 Ordinary Shares, at an average price of $20.40 per share.

On December 20, 2004, the Company announced that its Board of Directors had extended the Company's share repurchase program for the additional repurchase of up to $100,000 of its ordinary shares in the open market or privately negotiated transactions and at times and prices the Company deems appropriate. In accordance with this extension, the Company repurchased in the third quarter of fiscal 2005, 3,525 ordinary shares, at an average price of $28.33 per share.

The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

(dollar and share amounts in thousands, except per share data)

NOTE 18 – STOCK OPTION AND INCENTIVE PLAN

In January 1998, the Company first adopted, and in each of January 1999, January 2000, January 2001 and January 2004, the Company has amended, the Amdocs Limited 1998 Stock Option and Incentive Plan (the "Plan"). Under the provisions of the Plan, 38,300 Ordinary Shares were authorized to be granted to officers, directors, employees and consultants. Such options fully vest over a period of up to seven years and have a term of ten years.

The following table summarizes information about share options, as well as changes during the years ended September 30, 2005, 2004 and 2003:

	Number of Share Options	Weighted Average Exercise Price
Outstanding as of October 1, 2002	27,692.0	$ 30.30
Granted	3,151.2	10.49
Exercised	(474.5)	4.89
Forfeited	(4,803.0)	37.16
Outstanding as of September 30, 2003	25,565.7	27.04
Granted	4,177.2	22.07
Exercised	(1,156.5)	10.44
Forfeited	(2,539.9)	30.89
Outstanding as of September 30, 2004	26,046.5	26.61
Granted	**4,892.0**	**24.36**
Exercised	**(2,228.7)**	**10.78**
Forfeited	**(2,902.4)**	**32.32**
Outstanding as of September 30, 2005	**25,807.4**	**26.91**

In addition, in connection with the Company's acquisition of DST Innovis, the Company issued 144 shares of restricted stock under the provisions of the Plan. Such restricted stock vest up to three years.

As of September 30, 2005, 6,331.5 Ordinary Shares remained available for grant pursuant to the Plan.

The following table summarizes information about share options outstanding as of September 30, 2005:

	Outstanding			Exercisable	
Exercise price	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 0 – 3.01	327.7	2.81	$ 1.87	327.7	$ 1.87
6.40 – 18.60	6,105.5	6.86	10.28	3,022.8	10.11
19.21 – 28.60	9,816.6	7.90	24.28	2,740.6	25.30
29.35 – 31.90	4,213.1	6.33	30.95	3,680.0	31.01
33.07 – 45.07	2,750.7	5.27	38.51	2,604.6	38.75
47.90 – 65.01	2,168.0	4.95	58.31	2,163.0	58.32
66.25 – 78.31	425.8	4.82	70.34	425.8	70.34

(dollar and share amounts in thousands, except per share data)

NOTE 19 – EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended September 30,		
	2005	2004	2003
Numerator:			
Numerator for basic earnings per share	**$ 288,636**	$ 234,860	$ 168,883
Effect of assumed conversion of 0.50% convertible notes	**3,939**	2,296	—
Numerator for diluted earnings per share	**$ 292,575**	$ 237,156	$ 168,883
Denominator:			
Denominator for basic earnings per share – weighted average number of shares outstanding	**201,023**	208,726	215,849
Restricted stock	**25**	—	—
Effect of assumed conversion of 0.50% convertible notes	**10,436**	6,088	—
Effect of dilutive stock options granted	**5,678**	5,471	4,027
Denominator for dilutive earnings per share – adjusted weighted average shares and assumed conversions	**217,162**	220,285	219,876
Basic earnings per share	**$ 1.44**	$ 1.13	$ 0.78
Diluted earnings per share	**$ 1.35**	$ 1.08	$ 0.77

The effect of the 2% Notes issued by the Company in May 2001 on diluted earnings per share was anti-dilutive for the years ended September 30, 2005, 2004 and 2003, and therefore was not included in the calculation above. The effect of the 0.50% Notes issued by the Company in March 2004 on diluted earnings per share was included in the above calculation See Note 2. The adoption of EITF 04-8 reduced the Company's previously reported diluted earnings per share by $0.02 per share for fiscal 2004.

The weighted average effect of the repurchase of Ordinary Shares by the Company has been included in the calculation of basic earnings per share. See Note 17.

NOTE 20 – SEGMENT INFORMATION AND SALES TO SIGNIFICANT CUSTOMERS

The Company and its subsidiaries operate in one operating segment, providing business support systems and related services primarily for the communications industry.

GEOGRAPHIC INFORMATION

The following is a summary of revenue and long-lived assets by geographic area. Revenue is attributed to geographic region based on the location of the customers.

	Year ended September 30,		
	2005	2004	2003
REVENUE			
United States	**$ 985,811**	$ 824,931	$ 732,400
Canada	**404,212**	333,898	183,973
Europe	**488,193**	480,177	442,673
Rest of the world	**160,405**	134,726	124,281
Total	**$2,038,621**	$1,773,732	$1,483,327

(dollar and share amounts in thousands, except per share data)

	Year ended September 30,		
	2005	2004	2003
LONG-LIVED ASSETS			
United States (1)	**$ 588,448**	$ 340,090	$ 308,959
Canada (2)	**655,014**	668,806	686,748
Rest of the world	**151,961**	98,817	90,911
Total	**$1,395,423**	$1,107,713	$1,086,618

(1) Primarily goodwill, computer software and hardware.

(2) Primarily goodwill.

REVENUE AND CUSTOMER INFORMATION

Integrated Customer Management Enabling Systems, or ICM Enabling Systems. In the past, the Company referred to ICM Enabling Systems as CC&B Systems, include billing, customer relationship management ("CRM"), order management, self service, service fulfillment, mediation, and content revenue management products. Directory includes directory sales and publishing systems for publishers of both traditional printed yellow pages and white pages directories and electronic Internet directories.

	Year ended September 30,		
	2005	2004	2003
ICM Enabling Systems	**$1,776,536**	$1,536,993	$1,280,430
Directory	**262,085**	236,739	202,897
Total	**$2,038,621**	$1,773,732	$1,483,327

SALES TO SIGNIFICANT CUSTOMERS

The following table summarizes the percentage of sales to significant customers groups (when they exceed 10 percent of total revenue for the year).

	Year ended September 30,		
	2005	2004 (1)	2003 (1)
Customer 1	**17%**	18%	11%
Customer 2	**14**	16	19

(1) The percentage of sales to significant customers groups for fiscal years 2004 and 2003 were restated to reflect customer consolidation.

(dollar and share amounts in thousands, except per share data)

NOTE 21 – OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAMS

In accordance with SFAS 112 "Employers' Accounting for Post Employment Benefits" (SFAS 112) and SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) or, for actions prior to December 31, 2002, EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," the Company recognized a total of $8,135, $0 and $9,956 in restructuring charges in fiscal 2005, 2004 and 2003, respectively.

The following describes restructuring actions the Company has initiated over the past four fiscal years:

FISCAL YEAR ENDED SEPTEMBER 30, 2005

In the fourth quarter of fiscal 2005, the Company commenced a series of measures designed to align its operational structure to its expected future growth, to allow better integration of recent acquisitions of DST Innovis and Longshine, and to improve efficiency. As part of this plan, the Company recorded a charge of $8,135 in connection with the termination of employment of software and information technology specialists and administrative professionals. Approximately $1,133 of the total charge was paid in cash as of September 30, 2005. The remaining separation costs are expected to be paid out during fiscal 2006.

FISCAL YEAR ENDED SEPTEMBER 30, 2003

In the first quarter of fiscal 2003, the Company implemented a series of measures designed to reduce costs and improve productivity. As part of this plan, the Company reduced its workforce by approximately 400 employees, representing approximately 4% of the Company's worldwide workforce at that time, of 9,000 full-time employees, vacated facilities in different centers around the world and implemented other cost reduction measures, including travel cuts and reduction in other discretionary costs.

The restructuring charge associated with these actions and recorded in the first quarter of fiscal 2003 was $9,956. Approximately $6,365 of the total charge was paid in cash as of September 30, 2005. The remaining facility related costs, are expected to be paid out through June 2008.

The first quarter of fiscal 2003 restructuring charge is comprised of the following as of September 30, 2005:

	Employee Separation Costs	Facilities	Asset Write-offs	Other	Total
Balance as of October 1, 2002	$ —	$ —	$ —	$ —	$ —
Charges	4,011	4,022	1,829	94	9,956
Cash payments	(3,890)	(467)	—	(94)	(4,451)
Non cash	—	—	(1,829)	—	(1,829)
Adjustments (1)	38	(453)	—	—	(415)
Balance as of September 30, 2003	159	3,102	—	—	3,261
Cash payments	(167)	(1,305)	—	—	(1,472)
Adjustments (1)	8	—	—	—	8
Balance as of September 30, 2004	—	1,797	—	—	1,797
Cash payments	**—**	**(442)**	**—**	**—**	**(442)**
Adjustments (1)	**—**	**268**	**—**	**—**	**268**
Balance as of September 30, 2005	**$ —**	**$ 1,623**	**$ —**	**$ —**	**$ 1,623**

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar that were credited to "interest income and other, net" and adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and an increase of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

(dollar and share amounts in thousands, except per share data)

FISCAL YEAR ENDED SEPTEMBER 30, 2002

In the fourth quarter of fiscal 2002, the Company implemented a cost reduction program targeted to reduce costs. The restructuring charge associated with these actions and recorded in the fourth quarter of fiscal 2002 was $20,919. Approximately $17,367 of the total charge was paid in cash as of September 30, 2005. The remaining facility related costs, are expected to be paid out through December 2007.

The fourth quarter of fiscal 2002 restructuring charge is comprised of the following as of September 30, 2005:

	Employee Separation Costs	Facilities	Other	Total
Balance as of October 1, 2002	$ 3,300	$ 7,424	$ 45	$ 10,769
Cash payments	(3,240)	(4,082)	(45)	(7,367)
Adjustments (1)	22	(148)	—	(126)
Balance as of September 30, 2003	82	3,194	—	3,276
Cash payments	—	(1,130)	—	(1,130)
Adjustments (1)	(82)	601	—	519
Balance as of September 30, 2004	—	2,665	—	2,665
Cash payments	**—**	**(305)**	**—**	**(305)**
Adjustments (1)	**—**	**(1,817)**	**—**	**(1,817)**
Balance as of September 30, 2005	**$ —**	**$ 543**	**$ —**	**$ 543**

(1) Reflects differences in foreign exchange rates from balances paid in currencies other than the U.S. dollar that were credited to "interest income and other, net" and adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and an increase (decrease) of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

In the first quarter of fiscal 2002, as part of a plan to achieve increased operational efficiency and to more closely monitor and reduce costs, the Company consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and closed the Stamford facility.

The restructuring charge associated with this action and recorded in the first quarter of fiscal 2002 was $13,311. Approximately $8,544 of the total charge was paid in cash as of September 30, 2005. The remainder of the charge, comprised of facility related costs, is expected to be paid out through August 2008.

(dollar and share amounts in thousands, except per share data)

The restructuring charge related to the consolidation of the Stamford and Champaign facilities is comprised of the following as of September 30, 2005:

	Employee Separation Costs	Facilities	Other	Total
Balance as of October 1, 2002	$ 57	$ 3,663	$ 395	$ 4,115
Cash payments	—	(785)	(141)	(926)
Adjustments (1)	(57)	(168)	(254)	(479)
Balance as of September 30, 2003	—	2,710	—	2,710
Cash payments	—	(1,112)	—	(1,112)
Adjustments (1)	—	4,220	—	4,220
Balance as of September 30, 2004	—	5,818	—	5,818
Cash payments	**—**	**(1,436)**	**—**	**(1,436)**
Adjustments (1)	**—**	**119**	**—**	**119**
Balance as of September 30, 2005	**$ —**	**$ 4,501**	**$ —**	**$ 4,501**

(1) Reflects adjustments due to changes in previous estimates. These adjustments resulted in a (decrease) increase of restructuring liabilities related to facilities and a decrease of restructuring liabilities related to employee separation costs. The net amount was credited to "cost of service" and "selling, general and administrative" expenses.

Actual future cash requirements may differ materially from the accrual as of September 30, 2005, particularly if actual sublease income differs significantly from current estimates.

These charges are included in "restructuring charges, in-process research and development and other" for the years ended September 30, 2005 and 2003.

NOTE 22 – FINANCIAL INSTRUMENTS

The Company enters into forward contracts and options to purchase and sell foreign currencies to reduce the exposure associated with revenue denominated in a foreign currency and exposure associated with anticipated expenses (primarily personnel costs), in non-U.S. dollar-based currencies and designates these for accounting purposes as cash flow hedges. The Company also may enter into forward contracts to sell foreign currency in order to hedge its exposure associated with some firm commitments from customers in non-U.S. dollar-based currencies and designates these for accounting purposes as fair value hedges. As of September 30, 2005 and 2004, the Company had no outstanding fair value hedges. The derivative financial instruments are afforded hedge accounting because they are effective in managing foreign exchange risks and are appropriately assigned to the underlying exposures. The Company does not engage in currency speculation. The Company currently enters into forward exchange contracts exclusively with major financial institutions. Forward contracts, which are not designated as hedging instruments under SFAS No. 133, are used to offset the effect of exchange rates on certain assets and liabilities. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of three years.

The hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or options and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. The effective portion of the change in the fair value of forward exchange contracts or options, which are classified as cash flow hedges, is recorded as comprehensive income until the underlying transaction is recognized in earnings. For fair value hedges, changes in the fair value of forward exchange contracts offset the change in the fair value of the hedged item to the extent of the arrangement's effectiveness. Any residual change in fair value of the forward contracts, such as time value, excluded from effectiveness testing for hedges of estimated receipts from customers, is recognized immediately in "interest income and other, net." Hedge ineffectiveness, if any, is also included in current period in earnings in "interest income and other, net."

The Company discontinues hedge accounting for a forward contract when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value of cash flows of hedged item; (2) the derivative matures or is terminated; (3) it is determined that the forecasted hedged transaction will no longer occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management decides to remove the designation of the derivative as a hedging instrument.

When hedge accounting is discontinued, and if the derivative remains outstanding, the Company will record the derivative at its fair value on the consolidated balance sheet, recognizing changes in the fair value in current period earnings in "interest income and other, net." When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings in "interest income and other, net."

(dollar and share amounts in thousands, except per share data)

The fair value of the open contracts recorded by the Company in its consolidated balance sheets as an asset or a liability is as follows:

	As of September 30,	
	2005	2004
Prepaid expenses and other current assets	**$ 369**	$ 2,529
Other noncurrent assets	**46**	—
Accrued expenses and other current liabilities	**(10,755)**	(2,465)
Noncurrent liabilities and other	**(2,361)**	(2,200)
Net fair value	**$ (12,701)**	$ (2,136)

All forward contracts outstanding as of September 30, 2005 are expected to mature within the next two years.

During fiscal years 2005, 2004 and 2003, the gains or losses recognized in earnings for hedge ineffectiveness, excluding the time value portion excluded from effectiveness testing, were not material. During fiscal years 2005, 2004 and 2003, the Company recognized losses of $0, $0 and $143, respectively, for a hedged firm commitment that no longer qualified as a fair value hedge. During fiscal years 2005, 2004 and 2003, the Company recognized losses of $265, $1,189 and $16, respectively, resulting from hedged forecasted cash flows that no longer qualified as cash flow hedges. All of the above gains or losses are included in "interest income and other, net."

Derivatives gains and losses, that are included in other comprehensive income (loss), are reclassified into earnings at the time the forecasted revenue or expenses are recognized. The Company estimates that a $7,187 net loss related to forward contracts that is included in other comprehensive income as of September 30, 2005 will be reclassified into earnings within the next twelve months. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

(dollar and share amounts in thousands, except per share data)

NOTE 23 – SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following are details of the unaudited quarterly results of operations for the three months ended:

	September 30,	June 30,	March 31,	December 31,
2005				
Revenue	**$ 573,318**	**$ 507,355**	**$ 488,416**	**$ 469,532**
Operating income	**495,922**	**415,293**	**401,223**	**387,691**
Net income	**67,799**	**77,097**	**74,297**	**69,443**
Basic earnings per share	**0.34**	**0.38**	**0.37**	**0.34**
Diluted earnings per share	**0.32**	**0.36**	**0.34**	**0.32**
2004				
Revenue	$ 452,455	$ 450,224	$ 442,758	$ 428,295
Operating income	76,948	76,699	75,584	66,969
Net income	61,582	59,920	60,290	53,068
Basic earnings per share	0.30	0.29	0.29	0.25
Diluted earnings per share	0.29	0.27	0.28	0.24

CORPORATE INFORMATION

DIRECTORS

BRUCE K. ANDERSON
Chairman of the Board of Directors

ADRIAN GARDNER
Chairman of the Audit Committee

CHARLES E. FOSTER
Chairman of the Nominating and Corporate Governance Committee

JAMES S. KAHAN
Chairman of the Compensation Committee

DOV BAHARAV

JULIAN A. BRODSKY

ELI GELMAN

NEHEMIA LEMELBAUM

JOHN T. MCLENNAN

ROBERT A. MINICUCCI

SIMON OLSWANG

MARIO SEGAL

OFFICERS

DOV BAHARAV
President and Chief Executive Officer
Amdocs Management Limited

ELI GELMAN
Executive Vice President
Amdocs Management Limited

RON MOSKOVITZ
Chief Financial Officer
Amdocs Management Limited

MICHAEL MATTHEWS
Chief Marketing Officer
Amdocs Management Limited

HAREL KODESH
Chief Products Officer
Amdocs Management Limited

THOMAS G. O'BRIEN
Treasurer and Secretary
Amdocs Limited

MELINOS PISSOURIOS
Managing Director and General Manager
Amdocs Development Limited

PRINCIPAL AMDOCS OFFICES

NORTH AMERICA

USA
1390 Timberlake Manor Parkway
Chesterfield, MO 63017-6041
Tel: +1 314 212 7000

Harborside Financial Center
Plaza 5, Suite 2700
Jersey City, NJ 07311
Tel: +1 201-631-3200

2570 Orchard Parkway
San Jose, CA 95131
Tel: +1 408 965 7000

CANADA
2 Bloor Street East, Suite 3100
Toronto, Ontario M4W 3Y7
Tel: +1 416 355 4000

2351 Alfred Nobel
Montreal, Quebec H4S 2A9
Tel: +1 514 338 3100

LATIN AMERICA

BRAZIL
Rua Bandeira Paulista
702 8 Andar
Sao Paulo – SP 04532-002
Tel: +55 11 3040 4700

ASIA PACIFIC

CHINA
9th Floor, Building A
Technology Fortune Center
8 Xueqing Road, Haidian District
Beijing 100085
Tel: +86 10 8273 1988

HONG KONG
Suites 2309-11, Shell Tower
Times Square, 1 Matheson Street
Causeway Bay, Hong Kong
Tel: +852 2966 2111

AUSTRALIA
268 Canterbury Road
Surrey Hills Victoria 3127, Melbourne
Tel: +613 9835 0000

THAILAND
22nd Floor, Fortune Town Building
1 Ratchadapisek Road
Din Daeng District, Bangkok 10400
Tel: +66 2 640 8545

JAPAN
Kojimchi HF Building, 3rd Floor
3-2-4 Kojimachi
Chiyoda-ku, Tokyo 1020083
Tel: +81 3 3514 1840

INDIA
Cyber City – Tower 2, 6th Floor
Magarpatta City, Hadpsar
Pune 411 028
Tel: +91 20 2670 3000

EUROPE

UNITED KINGDOM
Fleetway House
25 Farringdon Street
London EC4A 4EP
Tel: +44 207 343 2500

ISRAEL
8 Hapnina Street
Ra'anana 43000
Tel: +972 9 776 2222

CYPRUS
The Maritime Center
141 Omonia Avenue
PO Box 50483
CY, 3045, Limassol
Tel: +357 25 886 000

IRELAND
1st Floor, East Point Business Park
Block S, Dublin 3
Tel: +353 1 439 3600

GERMANY
Forumstrasse 26
41468 Neuss
Tel: +49 2131 3480

FRANCE
911 Allée de l'Arche
92671 Courbevoie Cedex
Tel: +33 1 4997 1770

HUNGARY
1045 Budapest
Kalman Imre u. 1
Tel: +361 475 1132

RUSSIA
Amber Plaza Bld., 3rd Floor
36 Krasnoproletarskaya Street
Moscow 127473
Tel: +74 95 641 1911

GENERAL COUNSEL

Wilmer Cutler Pickering Hale
and Dorr LLP
399 Park Avenue
New York, NY 10022
Tel: +1 212 230 8800
Fax: +1 212 230 8888

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 5124

TRANSFER AGENT AND REGISTRAR

American Stock
Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10005
Tel: +1 718 921 8360
Fax: +1 718 921 8310

SHARES

The Company's shares are traded on the New York Stock Exchange under the symbol DOX.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on January 19, 2006 at 10:00 am, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue, New York, NY 10022.

All shareholders are invited to attend.

INVESTOR INFORMATION

A copy of the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission, is available. Requests should be made to Thomas G. O'Brien.

Timberlake Corporate Center
1390 Timberlake Manor Parkway
Chesterfield, MO 63017-6041
dox_info@amdocs.com
Tel: +1 314 212 7000
Fax: +1 314 212 7572

AMDOCS ON THE INTERNET

Corporate, product, financial and shareholder information, including news releases, financial filings and stock quotes are available at the Amdocs website: www.amdocs.com



www.amdocs.com